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2009 FINANCIAL REPORT

2009 FINANCIAL REPORT



Alliance BankShares

Where banking is today. **And tomorrow.**


Alliance
BankShares
Where banking is today. And tomorrow.

June 15, 2010

Dear Fellow Shareholders:

In mid-March, Bill Drohan, Chairman of the Board, and I updated you regarding the work underway aimed at improving Alliance Bankshares' financial performance. At that time, we committed to keeping our fellow shareholders apprised of our progress through regular communications. The Board of Directors and Senior Leadership Team are hard-at-work on specific initiatives we believe will make a difference in 2010 and beyond.

First, I'm very pleased with the Board's decision to appoint me President and Chief Executive Officer. I enjoyed my association with the Company while serving in an interim capacity and look forward with great enthusiasm to leading Alliance into the future. The Board's expression of confidence in me is appreciated and is rewarded with my complete commitment to leading the Company to realize its full potential. We have a solid franchise and operate in one of the most attractive markets in the nation, providing a basis for optimism regarding our return to a high level of financial performance. We recognize there will be many challenges ahead and fully understand the changes required within Alliance to create ***sustainable value*** for our shareholders.

Presently, we are focused on ***optimizing profitability, while at the same time investing in repositioning the Company for the future***. During the first quarter, we returned to profitability for the first time since the third quarter of 2007. Though modest, it is nonetheless an important step forward for the organization. While our current "core banking operation" is profitable, the Company's bottom line continues to be impacted by the non-recurring expenses associated with effectively managing down the level of recession-related non-performing assets. Problem assets are managed "one-at-a-time" and the costs of foregone income, write-downs, and OREO disposition can be difficult to predict. Though we are encouraged by the progress achieved in recent months, we continue to focus considerable time and attention on successfully resolving these problem assets. Additional expenses have and will be incurred relating to the strategic repositioning of the Company, all of which we believe will have a payoff in the future. Again, our over-arching objective in the near term is ***optimizing profitability, while at the same time repositioning Alliance for high performance in the future***.

Repositioning Alliance Bankshares for the future translates into specific plans for:

- Diversifying the Bank's loan portfolio to include more Commercial and Industrial (C&I) loans; Alliance will continue to be an active lender in the commercial and residential real estate markets, with a sharpened focus on owner-occupied borrowers, experienced builders, and professional investors operating in markets with which we are very familiar and knowledgeable

- ❖ Enhancing credit risk management and reducing the costs of credit; we are committed to *"lending to borrowers who are in businesses we know and understand, which are run by people who know and understand their businesses"*; we are in the business of risk management, not risk avoidance, and following this common sense approach will serve us well in a recovering economy; we have money to lend and are actively funding new loans to existing and new customers of the Bank

- ❖ Targeted business development strategies aimed at specific segments of the local marketplace, focused on opportunities where competitive advantage is gained through delivery of extraordinary customer service and application of a high level of knowledge about the targeted industries and businesses

- ❖ Increasing loans as a percentage of total earning assets through specific balance sheet management strategies; borrowing relationships create opportunities to gain deposits and generate non-interest fee income

- ❖ Broadening our deposit base to include more low cost deposits from local commercial clients, small businesses, professionals, and consumers; our historical leadership in servicing title agency relationships will continue, with a refined focus on profitability

- ❖ Transitioning to a more traditional service delivery approach through our branches, aimed at generating more relationships, deposits, and loans from small businesses, professionals, and consumers in each branch trade area

- ❖ Developing sources of non-interest fee income

- ❖ Effectively managing our non-interest expenses; we are focused on reducing infrastructure expenses and gaining efficiencies through re-engineering processes; all aspects of our operational/overhead expenses are being evaluated and justified

- ❖ Leveraging technology which delivers competitive products/services to our customers, supports our employees in effectively servicing customer relationships, and provides accurate, timely management information to aid in profitably managing our businesses; we anticipate converting to a new core processing system during 2011, which will achieve these key objectives, while also reducing our costs of operation

During the third quarter, we expect to complete a comprehensive update of the Company's Strategic Plan. Building upon the current foundation, the updated Plan will capture our Vision for Alliance Bankshares' future, while establishing a clear path to achieve our goal of delivering ***sustainable value*** to the Company's shareholders. The new Strategic Plan will also address our future capital requirements specific to our plans. Though we remain "*well capitalized*," among the lessons learned from the recession is having a sufficient capital "cushion" to ensure against future economic shocks, while also providing capacity for profitable growth. As you can see in the enclosed Proxy Statement, we have delivered on our promise to expand our Board of Directors by proposing the addition of three new independent Directors. Mark Lowers, Doug McMinn, and Eric Wagoner are new independent Director nominees proposed for election to the Board of Directors, each a successful business leader bringing their unique skills and experience to our Board. We are committed to an ongoing Board Development Plan, which includes cultivating relationships with additional prospective Board members characterized by their proven business success, a working knowledge of our local markets, and functional expertise and experience which will augment that which is already present on the Board.

I look forward to providing periodic updates regarding our results and progress. If you have questions, comments, and/or suggestions, please feel free to contact me to share your thoughts. On behalf of the Board and all the employees of Alliance Bankshares, thank you for your continued support. We appreciate your confidence and will work hard to deliver on your expectations for a high performing Alliance Bankshares.

Sincerely,



William E. Doyle, Jr.
President and Chief Executive Officer
askBill@alliancebankva.com

GENERAL

Alliance Bankshares Corporation (Bankshares) is a single-bank holding company that was incorporated under Virginia law in 2002. Bankshares conducts its primary operations through its subsidiaries. Our banking subsidiary, Alliance Bank Corporation (the Bank or Bank) is state-chartered in Virginia and is a member of the Federal Reserve System. In addition to the Bank, Bankshares has another subsidiary Alliance Virginia Capital Trust I (Trust), a Delaware statutory trust that was formed in connection with the issuance of trust preferred capital securities in June of 2003.

The Bank is a state-chartered commercial bank that was incorporated in Virginia and opened for business on November 16, 1998 and has continuously offered banking products and services to surrounding communities since that date. The Bank has six full service banking facilities. The Bank places special emphasis on serving the needs of individuals, small and medium size businesses and professional concerns in the greater Washington, D.C. Metropolitan region. We use the internet, consistent with applicable regulatory guidelines, to augment our growth plans. We also use the internet to offer online account access, bill payment and commercial cash management. In addition, certain loan and deposit products may be offered from time to time on our website, as well as at our numerous physical locations. The Bank executes our business via three key business lines: Commercial Banking, Private Client Services and Retail Banking.

Alliance Insurance Agency, Inc. (AIA) was formed on November 15, 2005 with the acquisition of Danaher Insurance Agency. AIA acquired two additional insurance agencies in 2006 and 2007. On December 29, 2009, the Bank sold the insurance agencies. The Board of Directors of the Bank determined that the sale of the agencies was appropriate in order to increase the Bank's focus on core banking operations and improve our regulatory capital position.

Alliance Home Funding, LLC (AHF) was created in 2001 to offer mortgage banking services. In December 2006, we announced that mortgage banking operations via AHF would no longer occur. The subsidiary remains open with very limited activity. The Bank previously offered mortgage banking products and services via a small team of bankers within the Bank. In late 2009, however, the Bank made a decision to stop offering secondary market mortgage products via the Alliance Bank Mortgage Division (ABMD) team, although on occasion the Bank will entertain specific client requests for mortgages. In 2010, we anticipate client mortgage banking needs to be handled within the Bank by appropriate lending personnel.

EMPLOYEES

As of December 31, 2009, Bankshares and its subsidiaries had a total of 81 full-time employees. Bankshares considers relations with its employees to be good. None of our employees are covered by any collective bargaining agreements.

COMPETITION

Bankshares' commercial and retail banking business lines face significant competition for both loans and deposits. Competition for loans comes from other commercial banks, savings and loan associations and savings banks, mortgage banking subsidiaries of regional commercial banks, subsidiaries of national mortgage bankers and other institutional lenders. With the severe economic downturn experienced over the past few years, the competition to attract depositors has become more critical. We have made a strategic decision to distinguish ourselves from our competitors by obtaining deposits from title and mortgage loan closing companies. We also emphasize customer service and technology, establishing long-term customer relationships, building customer loyalty and providing products and services designed to address the specific needs of our customers. In addition, we have implemented a strategic initiative to find new deposit market niches. One such example is our entry into the community homeowners' association management (HOA) arena.

Because federal regulation of financial institutions changes regularly and is the subject of constant legislative debate, we cannot foresee how federal regulation of financial institutions may change in the future. However, it is possible that current and future governmental regulatory and economic initiatives could impact the competitive landscape in the Bank's markets.

Lending Activities

Credit Risk Management. Our credit management vision is based on the belief that a sound shared credit culture within the Bank, the application of well-designed policies and procedures, and a long term view are the ingredients that will result in superior asset quality and consistent and acceptable growth. Our business model contains key assumptions that superior asset quality and consistent, acceptable profitability are significant drivers to maximizing shareholder value. We will not sacrifice asset quality to meet growth objectives, nor permit opportunities to lead to concentrations of risk that are inappropriate or contain excessive risk. The economic slowdown that has developed into a deep recession has had a negative impact on our short term performance, yet our core business values remain focused on asset quality. We employ a number of business processes to manage risk in our loan portfolio. These include the loan underwriting and approval process, our exposure management process, loan management and the independent loan review. While no set of processes or procedures can eliminate the possibility of loss, we believe that each of these processes contributes to the quality of our risk management activities.

Loan Underwriting and Approval Process. Loan requests are developed by our relationship managers who work directly with our customers. Relationship managers are responsible for understanding the request and will make an evaluation to ensure that the request is consistent with our underwriting standards and risk tolerance. Depending on the complexity of the transaction, additional support is provided by a credit analyst who provides an independent analysis of the financial strength of the borrower and the underlying credit-worthiness of the transaction.

We utilize both a signature system and a committee system for approving loans. Relationship managers are given credit authority commensurate with their experience and demonstrated knowledge and ability. The maximum individual authority of any relationship manager is $250,000. Loans from $250,000 to $1.0 million require an approval or a second signature of the Director of Commercial Banking, Head of the Private Client Group, Chief Credit Officer, or President.

Loans in excess of $1.0 million are considered by our management loan committee, which consists of the senior relationship managers, the President and the Chief Credit Officer. Relationships with total requirements of $2.5 million or greater require approval by our Loan Committee of the Board of Directors. In determining the actual level of required approval, all direct and indirect extensions of credit to the borrower are considered.

Exposure Management Process. We utilize a 10-point rating system for our commercial and real estate credit exposures. The vast majority of our loans fall into the middle range of risk ratings and carry what we consider to be ordinary and manageable business risk. A risk rating is assigned during the underwriting process and is confirmed through the approval process. This risk rating influences our decision about the overall acceptability of the loan given our overall portfolio risk and also may influence our decision regarding the sale of a participation in the loan. As part of the systematic evaluation of our loan portfolio when a loan risk rating increases to 7 or above it is considered for impairment analysis. As part of this process, our credit management team also prepares an analysis of all loans determined to be impaired. The watchlist, impaired loans, nonaccrual loans and Other Real Estate Owned (OREO) inventory is presented to our Directors at our monthly board meetings.

Portfolio diversification and business strategy are key components of our process. On a monthly basis, our board reviews the total portfolio by lending type. Exposure ranges are established and reviewed as a percentage of risk-based capital for each lending type. Business strategies are considered and adjusted based on current portfolio amounts and our perceptions of the market. A number of factors are considered which result in strategies to expand, attract, maintain, shrink or disengage categories within our portfolio. At the present time, our business plans call for shrinking our exposure to certain construction categories and land loans. In addition, we evaluated the risk profile of certain of our residential real estate categories, in particular Home Equity or HELOC products, and determined more restrictive credit terms are appropriate.

The recommended exposure ranges developed by us reflect our desire to build an appropriately diversified loan portfolio. We consider market opportunities, the overall risk in our existing loans, and our expectations for future economic conditions and how they together may impact our portfolio. We then establish guidelines for maximum amounts in each category of loan. The Federal Reserve Bank has suggested commercial real estate guidelines that are a function of regulatory capital. The guidelines are commonly referred to as the 100% / 300% guidelines. These guidelines encourage tight management and risk controls for real estate lending in excess of the suggested regulatory guidelines. Our current exposure ranges have been established with guidelines relating to commercial real estate lending in mind as well as our view of real estate related lending in the current economic environment.

Participations are also a part of our risk exposure management process. We seek participants even for loans that we find acceptable and within our policy guidelines in order to spread the risk and maintain the capacity to handle future requests from the same borrower.

Loan Management. Commercial and real estate loans require a high degree of attention to monitor changes in cash flows and collateral values. The primary responsibility for ensuring that loans are being handled in accordance with their terms and conditions rests with the relationship manager, supported by a credit analysis department and a loan operations group. We obtain and review regular financial reports from our borrowers to evaluate operating performance and identify early warning signs of increasing risk. Our culture encourages the early reporting of problems so that they can be addressed in a timely and manageable manner. Identification of increased risk results in an increased risk rating, more frequent management review and possible remediation to include more collateral or identification of alternate sources of repayment. When feasible, we also seek to increase the interest rates to reflect the higher risk and provide some incentive for borrowers to explore all alternative financing sources. Adversely rated credits are reviewed monthly with the Bank's Board of Directors.

Management of construction loans includes regular on-site inspections by bank-engaged inspectors to ensure that advances are supported by work completed. Regular title updates are obtained to protect against intervening liens. A regular evaluation is done to ensure that there is sufficient loan availability remaining to complete a project. Information regarding current sales and/or leasing is documented by relationship managers.

Commercial real estate loans are generally managed on a monthly basis based on receipt of regular principal and interest payments. Operating statements and updated leasing information are collected at least annually. This information is analyzed to determine the ongoing soundness of the credit. Our general practice is to perform a site visit at least annually to visually inspect our collateral.

Smaller consumer and business loans, most of which require monthly payments of principal and interest, are managed primarily based on their payment record. As long as monthly payments are made in a timely manner, we spend only a nominal amount of time to oversee the portfolio. Past due reports are reviewed on a weekly basis and appropriate action is determined based on the level of delinquency and the collateral supporting the credits.

In late 2007 and 2008, we undertook a variety of real estate lending studies. These studies focused on products and loan types that appear to have caused risk within our lending portfolio as well as certain loan types that we view as having higher degrees of risk in the current economic environment. The results of the studies have led to suspension of credit; restriction of credit; elimination of certain loan products such as brokered higher LTV HELOC loans; tighter lending standards and a change in our credit risk appetite for certain lending products. We execute these types of studies from time to time as we see micro or macro trends that we believe could adversely impact our loan portfolio. In 2009, we continued to study our portfolio in detail and adjust our products accordingly.

Independent Loan Review. At least annually, we employ the services of an independent company to assess our lending operations. They evaluate our underwriting processes to ensure that we are performing an appropriate level of due diligence by selecting a sample of loans for review. Each loan that is chosen as part of the sample has the bank-assigned risk rating evaluated. The quality of individual loans is evaluated to ensure that we have fairly described the risks inherent in the specific transaction. They are directed to evaluate whether we are administering loans in accordance with our policies and procedures. An evaluation is performed on our remediation plan used to identify problem loans. They evaluate the adequacy of specific reserve allocations on impaired credits and the appropriateness of the process and documentation of our overall allowance for loan losses.

We report the results of the independent loan review activities to the Loan Committee of the Board of Directors and to the Bank's Board of Directors. We consider any process improvement recommendations from the independent loan review team and address each recommendation with a suggested action plan. We are not aware of any material differences in the evaluation of individual loans between management, the Bank's Board of Directors and the independent company regarding specific loans, loan policies or credit administration.

Lending Limit. At December 31, 2009, our legal lending limit for loans to one borrower was $6.4 million. As part of our risk management strategy, we maintain internal "house" limits below our legal lending limit. Our current house limit is 80% of our legal lending limit. However, to minimize client concentration risk, we prefer extending credit in the $2.0 million to $3.0 million dollar range. When we receive customer requests in excess of our house or legal lending limit, we evaluate the credit risk under our normal guidelines. Approved transactions exceeding our lending limit are sold as participations and funded by other banks. This practice allows us to serve our clients' business needs as they arise and reduces our risk exposure and operate within the regulatory requirements.

COMMERCIAL BANKING

We categorize our loans into five general classifications: Commercial Real Estate, Real Estate Construction, Residential Real Estate, Commercial Business and Consumer.

Loan Portfolio. As part of our normal business activities, we are engaged in making loans to a broad range of customers, including small businesses and middle market companies, professionals, home builders, commercial real estate developers, consumers and others in our market area. We generally define our market area as Northern Virginia and the surrounding jurisdictions in the Washington, D.C. metropolitan area (including areas as far south as Fredericksburg, Virginia). The loan portfolio decreased 2% during the year due to management's strategic decision to reduce some areas of our portfolio in accordance with the market's behavior. Our loan portfolio balance at December 31, 2009 was $359.4 million compared to $367.4 at December 31, 2008.

Commercial Real Estate Lending. As of December 31, 2009, commercial real estate loans were $153.3 million or 42.7% of the loan portfolio, compared to $154.9 million or 42.2% of the portfolio as of December 31, 2008. The decreased loan volumes reflect the effect of the current economic condition and the lack of customer demand to participate in the commercial real estate market in the greater Washington, D.C. metropolitan area as well as further reductions due to the normal portfolio amortization. These loans are typically secured by first trusts on office, retail space, warehouse, commercial condominiums or industrial space. These loans are generally divided into two categories: loans to commercial entities that will occupy most or all of the property (described as "owner-occupied") and loans for income producing properties held by investors.

In the case of owner-occupied loans, the Bank is usually the primary provider of financial services for the company and/or the principals, which allows us to further monitor the quality of the ongoing cash flow available to service the loans. While these loans are real estate secured, we believe that, as a portfolio, these loans are less subject to the normal real estate cycles because the underlying businesses are owned by the borrowers who will not compete for rental space in times of market over-supply.

Commercial real estate loans made on income producing properties are made on generally the same terms and conditions as owner-occupied loans. Underwriting guidelines generally require borrowers to contribute cash equity that results in an 80% or less loan-to-value ratio on owner-occupied properties and a 75% or less loan-to-value ratio on investment properties. Exceptions to these guidelines are infrequent and are justified based on other credit factors.

Loans in this category (owner occupied and investment properties) are generally amortizing over 15-25 year periods and carry adjustable rates which reset every 1 to 5 years, indexed against like-maturity treasury instruments.

Real Estate Construction Lending. The real estate construction category of our loan portfolio generally falls into three primary categories: commercial construction, which will convert to either commercial real estate loans or will be sold in individual commercial or residential condo units, residential construction loans to builders for single family homes and townhouses for resale, and construction loans to individuals for their own primary residences or second homes. In the aggregate, this category totaled $50.1 million or 14.0% of our portfolio as of December 31, 2009, compared to $71.8 million or 19.5% of the portfolio as of December 31, 2008. The decrease is due to management's strategic decision to reduce lending in this area due to market conditions associated with the real estate market as well as normal construction loan maturities.

Commercial construction loans were essentially unchanged as sales and refinancing offset completion funding on existing projects. Demand for the financing of new projects has been extremely limited as developers have delayed or cancelled projects due to market uncertainties. Our underwriting requirements in the current market include substantial pre-leasing or pre-sales, higher levels of equity and more substantial borrower liquidity levels.

Residential construction loans and land loans to builders were down substantially year over year, as projects were completed and sold. There has been limited demand for new projects as builders have been reluctant to create new units in this environment. In addition, our underwriting standards now require more equity and greater liquidity in new projects. Residential home builders who are delivering 1 to 10 single family units per year have been one of our primary customer segments. We advance money for the purchase of lots and also provide funds for construction. When practical, we limit the number of speculative units that a builder can finance at any particular time. Our construction loan monitoring process includes a complete appraisal, periodic site inspections by a third party, regular interaction by the relationship managers and administrative oversight of the funds utilized in construction to ensure that construction is progressing as planned and that there are always sufficient funds available in the loan to complete the project. In addition to evaluating the financial capacity of the borrower, we also require equity in each transaction that puts us in a range of 70-75% loan-to-value on an "as completed" basis. We implemented this change to our previous lending guidelines in 2007 to reflect the current market conditions and manage our portfolio risk. Substantially all the loans in this category carry a floating rate of interest tied to the Wall Street Journal (WSJ) prime rate.

The overall health of the local real estate market has a direct impact on our real estate construction loan portfolio. The substantial slowdown the real estate market experienced in 2008 continued through 2009 and has caused developers to review projects carefully. Many projects have been delayed or cancelled in the face of current market conditions. The larger volume of residential real estate on the market has made for stiffer pricing competition for developers. In general, we expect continued contraction in this category over the coming year as the market continues to adjust to a new reality on valuation and as inventories continue to adjust, combined with a deliberate effort on our part to reduce our land exposure.

Residential Real Estate Lending. The residential real estate portfolio was $110.4 million or 30.7% of the portfolio as of December 31, 2009, up from $92.8 million or 25.3% of the portfolio as of December 31, 2008. The $110.4 million in this category consists of four distinct product offerings: open end home equity loans, which are loans secured by secondary financing on residential real estate (HELOCs); closed end amortizing second mortgages; portfolio first mortgage loans on primary or secondary residences; and first mortgage loans secured by single family residences, held as income properties by investors.

The Bank has been an active HELOC lender since its inception. This historically attractive portfolio has experienced some challenges during 2008 and 2009 as a result of a combination of factors: loss of value in the property securing the loans, a lack of marketability of residential properties, and the impact of loss of income/ employment of individuals in our market. We have adjusted and tightened our underwriting standards on new credits to limit loan-to-value ratios to 75% or less and to require higher credit scores and more appropriate debt service to income ratios. Substantially all of these loans are priced at or above the WSJ prime rate and float on a daily basis. It should be noted that recent originations often carry interest rate floors. While our loans generally have a revolving period of 15 years followed by a 15 year amortization (30 years total), our experience is that, similar to first mortgages, the actual expected maturity of an individual loan is much shorter. The average principal balance on a HELOC as of December 31, 2009 was approximately $91 thousand, down from $93 thousand as of December 31, 2008.

The HELOC portfolio was a source of losses over the past few years. We had a number of customers whose personal incomes were directly impacted by the significant downturn in the economy and residential real estate market. We cannot predict when this cycle will change. However, we believe our active management risk analysis and early intervention will minimize our future losses. To compensate for the unusual economic conditions management has employed a strategy to identify customers based on our risk assessment that would warrant a short sale and in some cases foreclosure proceedings.

We continue to experience demand for closed end amortizing second mortgages. We believe this type of product has a lower degree of risk compared to a traditional HELOC. These loans typically carry 15 to 30 year amortizations and fixed rates. We believe our underwriting standards are conservative and reflect the realities of the current real estate market.

Residential first mortgage loans carried on the Bank's books result from two distinct activities. We have a group of customers who are active in the acquisition and remodeling of existing single family residential property. These loans, secured by first deeds of trust, are generally made under annually reviewed lines of credit which outline the terms and conditions of each individual advance. Each advance generally has a maturity of less than 1 year and carries a floating rate of interest tied to the WSJ prime rate. Advance rates are based on the lower of cost or "as is" market value and are generally limited to 80% or less. Our customers buy these properties in the ordinary course of their business either directly from sellers or as part of a foreclosure process. They then invest their own money to restore the property to a fully marketable condition. These loans in many respects are similar to regular residential construction loans. This portfolio grew $13.9 million or 71% in 2009.

The other group in this category is first trust loans secured by first trusts on primary residences. While we do not actively market this product, there are times when business circumstances justify making such a loan for our regular portfolio. These situations include loans to individuals who for one reason or another do not find mortgage products in the market to fit their needs and who maintain substantial non-lending relationships with us that make these loans attractive to us. The maximum loan-to-value ratio in these loans is generally 80%, with most at lower advance rates. These loans either have an expected maturity of 5 years or less or carry interest rates that adjust with Treasury rates or look more like a 30-year traditional mortgage loan. This portfolio also grew approximately $778 thousand from year end 2009 over 2008 balances.

Traditional Mortgage Banking. In December 2006, we made the strategic decision to exit our stand alone mortgage banking operation (AHF). In hindsight, the timing of our change in strategy occurred just before the historically severe downturn in the mortgage banking industry. In 2009 and 2008, we offered mortgage banking products through a small team of Bank employees that formed the Alliance Bank Mortgage Division (ABMD), which was radically smaller than our former mortgage banking unit AHF.

ABMD originated loans for Bank clients and through referrals. In 2009, we originated $14.3 million in mortgage loans compared to $14.1 million in mortgage loans in 2008. Gains on the sale of loans were $125 thousand in 2009, compared to $152 thousand in 2008. In late 2009, we made a decision to exit the mortgage banking arena, although on occasion the Bank will entertain specific client requests for mortgages. We believe this business line requires a certain level of scale, client relationship and correspondent mortgage banking arrangements. We felt the business distractions and low levels of production income were not consistent with our objectives of refocusing the core banking unit. We have redeployed the ABMD staff personnel into other core banking activities. In the future, we would consider alternative mortgage banking models if the allocation of resources is consistent with reasonable return objectives.

Commercial Business Lending. Our commercial business lending category consists of general business credit in the form of lines of credit, revolving credit facilities, term loans, equipment loans, stand-by letters of credit and other credit needs experienced by small and medium sized businesses. These loans are written for any sound business purpose including the financing of business equipment, meeting general working capital needs, or supporting business expansion. Commercial loans generally are secured by business assets, carry the personal guarantees of the principals and have either floating rates tied to the WSJ prime rate or are fixed for 3 to 7 year periods. Our customers come from a wide variety of businesses, including government contractors, professional services, building trades and retail. Commercial business loans represented 11.3% of the loan portfolio or $40.6 million at December 31, 2009, a decrease from $44.4 million at December 31, 2008, which was 12.1% of the portfolio. The major factor in the decline is the unprecedented economic recession that continues to impact the local economy. We experienced lower borrowings by commercial customers who were also affected by the economic conditions leading to a general contraction in their needs for credit. In the long-term, we expect growth in this loan product category as the economy improves.

Consumer Lending. This category constitutes the smallest part of our loan portfolio. These loans are small personal lines of credit and term loans. Loans are both secured (deposit accounts, brokerage accounts, automobiles, etc.) and unsecured and carry either fixed or floating rates. Our marketing of these products is generally reactive in nature, responding to requests that come to us primarily from the principals and/or employees of our commercial customers. The balance as of December 31, 2009 was $4.9 million compared to $3.5 million as of December 31, 2008.

PRIVATE CLIENT SERVICES

Deposit and Wealth Management Services

Deposits and repurchase agreements are the key sources of our funding. We offer a broad array of deposit products that include demand, NOW, money market, savings accounts and certificates of deposit. In addition to deposit products, we offer customer repurchase agreements (repos). We typically see repos used by commercial business customers as part of active cash management programs. We pay competitive interest rates on the interest bearing deposits to garner our share of the market. As a relationship-oriented bank, we seek generally to obtain deposit relationships with our loan clients.

Our strategic plan is to continue our focus on specialized customer services executed via the Private Client Services team. This line of business serves high net worth individuals, entrepreneurs, professionals and small business owners that includes title and mortgage loan closing companies, which represent a substantial percentage of our non-interest bearing deposits. Through the use of proprietary software, enhanced customer service, and the most recent technology (for example, remote deposit capture), we are able to deliver an array of services that are very attractive and affordable for title insurance agencies, many of which maintain significant account balances with us. Our business strategy includes expanding the number of customers in this market segment by continuing to provide the highest quality of customer service and the latest technology devoted to this industry. Leveraging our strategic approach to client deposit services we have been developing products for the HOA business line. We believe this market is very promising and viable.

In addition to the core deposit products offered by the Private Client Services team, we also offer investment and wealth management products to our clients. We view the ability to offer these complementary products as a key ingredient to rounding out the client advisory role. We have an arrangement with Linsco Private Ledger to offer the wealth management services.

WHOLESALE FUNDING

As our overall asset liability management process dictates, we may become more or less competitive in our deposit terms and interest rate structure. Additionally, we use brokered deposits to augment the Bank's funding position. The wholesale nature of brokered deposits makes gathering specific quantities or duration of deposits an efficient process. As the real estate economy declined, we used wholesale or brokered deposits more frequently. We are a member of the Federal Home Loan Bank of Atlanta (FHLB) and we utilize the short-term and long-term advances to augment our funding as well.

RETAIL BANKING

We offer traditional retail loan and deposit products for our clients via our six bank business center locations: Fair Lakes, Annandale, the city of Manassas Park, Reston, Ballston and Tyson's Corner. The locations have the characteristics of a traditional retail branch, (e.g. tellers, ATM, customer service representative and a branch manager), and we view the retail operation as a tool to execute our core commercial and private client business strategies. In addition, we equip our banking facilities with tools and offices to offer commercial banking products, and wealth management products. We recognize the cost to develop and implement a large retail presence; therefore, our business strategy calls for a limited number of strategically placed business centers in the greater Washington, D.C. metropolitan area.

FDIC Insurance of Deposit Accounts

The deposits of Alliance Bank are insured by the Federal Deposit Insurance Corporation (the FDIC) up to the limits set forth under applicable law. Pursuant to the Emergency Economic Stabilization Act of 2008 (EESA), through December 31, 2013 the maximum deposit insurance amount per depositor has been increased from $100,000 to $250,000 and, with respect to the non-interest-bearing transaction accounts, increased to an unlimited amount of coverage under the FDIC Transaction Account Guarantee Program.

INSURANCE

AIA was formed on November 15, 2005 with the acquisition of Danaher Insurance Agency. AIA acquired two wholly owned subsidiaries subsequent to its formation: on December 14, 2006, Alliance/Battlefield Insurance Agency, LLC (Battlefield), and on April 5, 2007, the Fredericksburg Insurance Group (FIG). On December 29, 2009, the Bank entered into and closed on a Stock Purchase Agreement to sell AIA. The Board of Directors of Bankshares and the Bank determined that the sale of AIA would enhance Bankshares' regulatory capital in a difficult economy without diluting common shareholders. We anticipate the net financial effect including the impact of intangible amortization will likely have a positive effect on Bankshares' future financial results.

For the year ended December 31, 2008, commission revenues were $3.1 million. At December 31, 2008, we had $3.6 million in goodwill and $2.3 million in intangible assets related to the insurance agency acquisitions.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed for quotation on the NASDAQ Capital Market (formerly called the NASDAQ SmallCap Market) on the NASDAQ Stock Market System under the symbol ***ABVA***. As of April 9, 2010, we had 5,106,819 shares of common stock issued and outstanding, held by approximately 340 shareholders of record and the closing price of our common stock was $2.54.

The high and low sales prices per share for our common stock for each quarter for the two years ended December 31, 2009, as reported by the NASDAQ Stock Market, are shown in the table below. During these periods, we did not issue any cash dividends.

	2009		2008	
Quarter	High	Low	High	Low
First	$2.90	$1.05	$7.09	$4.95
Second	3.59	1.90	5.92	3.25
Third	2.99	2.20	4.16	2.32
Fourth	3.94	2.06	3.97	1.02

Dividend Policy

Payment of dividends is at the discretion of Bankshares' Board of Directors and is subject to various federal and state regulatory limitations. As a business strategy, we have elected to retain all earnings to support current and future growth. From time to time, we will consider a stock split in the form of a stock dividend in lieu of paying cash dividends. Our most recent stock split in the form of a 15% stock dividend was distributed to shareholders on June 30, 2006.

Issuer Purchases of Equity Securities

No repurchases of equity securities occurred in 2009 or 2008.

SELECTED FINANCIAL DATA

	Selected Financial Information Year Ended December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands, except per share data)				
Income Statement Data:					
Interest income	$ 28,541	$ 29,077	$ 38,352	$ 39,575	$ 28,929
Interest expense	12,609	16,721	20,880	18,522	10,501
Net interest income	15,932	12,356	17,472	21,053	18,428
Provision for loan losses	2,995	4,724	5,824	1,020	1,142
Non-interest income	2,243	(1,818)	(1,089)	4,409	3,514
Non-interest expense	20,870	20,359	16,130	18,362	15,048
Income taxes (benefit)	(1,965)	(5,084)	(2,028)	1,967	1,694
Net income (loss) from continued operations	$ (3,725)	$ (9,461)	$ (3,543)	$ 4,113	$ 4,058
Net Income (loss) from discontinued operations	$ (671)	$ 441	$ 699	$ 366	$ —
Per Share Data and Shares Outstanding Data:[1]					
Basic net income (loss)	$ (0.86)	$ (1.77)	$ (0.53)	$ 0.81	$ 0.74
Fully diluted net income (loss)	(0.86)	(1.77)	(0.53)	0.76	0.69
Net income (loss) from continuing operations per common shares, basic	$ (0.73)	$ (1.85)	$ (0.69)	$ 0.74	$ 0.74
Net income (loss) from continuing operations per common shares, diluted	(0.73)	(1.85)	(0.69)	0.69	0.69
Cash dividends declared	—	—	—	—	—
Book value at period end	6.49	7.28	8.96	9.84	8.79
Tangible book value at period end	6.49	6.12	7.71	8.87	8.21
Shares outstanding, period end	5,106,819	5,106,819	5,106,819	5,551,477	5,532,708
Average shares outstanding, basic	5,106,819	5,106,819	5,356,187	5,536,771	5,518,743
Average shares outstanding, diluted	5,106,819	5,106,819	5,356,187	5,922,475	5,866,785
Balance Sheet Data:					
Total assets	$ 576,335	$ 572,849	$ 541,262	$ 644,371	$ 611,485
Total loans, net of unearned discount	359,380	367,371	398,224	378,676	304,228
Allowance for loan loss	5,619	5,751	6,411	4,377	3,422
Total investment securities	145,031	67,998	20,338	200,819	228,791
Total trading securities	7,460	82,584	84,950	—	—
Other real estate owned	7,875	11,749	4,277	—	—
Total nonperforming assets	13,495	16,644	24,287	819	1,830
Total deposits	431,908	428,724	365,264	471,333	461,178
Stockholders' equity	33,134	37,167	45,733	54,637	48,611
Performance Ratios:					
Return on average assets	NM	NM	NM	0.72%	0.71%
Return on average equity	NM	NM	NM	8.75%	8.59%
Net interest margin[2]	2.89%	2.52%	3.22%	3.64%	3.51%
Asset Quality Ratios:[3]					
Allowance to period-end loans	1.56%	1.57%	1.61%	1.16%	1.12%
Allowance to non-performing assets	0.42X	0.34X	0.26X	5.34X	1.87X
Non-performing assets to total assets	2.34%	2.91%	4.48%	0.13%	0.30%
Net charge-offs to average loans	0.87%	1.43%	0.95%	0.02%	0.01%
Capital Ratios:					
Tier 1 risk-based capital	10.4%	9.6%	11.7%	14.0%	16.1%
Total risk-based capital	11.6%	10.9%	12.9%	15.0%	17.0%
Leverage capital ratio	7.1%	7.6%	9.0%	9.7%	10.0%
Total equity to total assets	5.8%	6.5%	8.5%	8.5%	7.9%

(1) *All share amounts and dollar amounts per share have been adjusted to reflect the three-for-twenty stock split in the form of a stock dividend distributed on June 30, 2006.*

(2) *Net interest income divided by total average earning assets.*

(3) *Non-performing assets consist of nonaccrual loans, restructured loans and foreclosed properties.*

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is intended to assist in understanding and evaluating the financial condition and results of operations of Alliance Bankshares Corporation (Bankshares), Alliance Bank Corporation (Bank), Alliance Bank Mortgage Division (ABMD) and Alliance Home Funding (AHF), on a consolidated basis. This discussion and analysis should be read in conjunction with Bankshares' consolidated financial statements and related notes included in Item 8 of this Annual Report on Form 10-K.

FORWARD-LOOKING STATEMENTS

Some of the matters discussed below and elsewhere in this report include forward-looking statements. These forward-looking statements include statements regarding profitability, liquidity, adequacy of the allowance for loan losses, interest rate sensitivity, market risk and financial and other goals. Forward-looking statements often use words such as "believe," "expect," "plan," "may," "will," "should," "project," "contemplate," "anticipate," "forecast," "intend" or other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts. The forward-looking statements we use in this report are subject to significant risks, assumptions and uncertainties, including among other things, the following important factors that could affect the actual outcome of future events:

- Changes in the strength of the national economy in general and the local economies in our market areas adversely affect our customers and their ability to transact profitable business with us, including the ability of our borrowers to repay their loans according to their terms or a change in the value of the related collateral;
- Changes in the availability of funds resulting in increased costs or reduced liquidity;
- Changes in accounting policies, rules and practices;
- Increased asset levels and changes in the composition of assets and the resulting impact on our capital levels and regulatory capital ratios;
- Changes in market conditions, specifically declines in the residential and commercial real estate market, volatility and disruption of the capital and credit markets, and soundness of other financial institutions we do business with;
- Our ability to expand and grow our business and operations, including the establishment of additional branches and acquisition of additional branches and banks, and our ability to realize the cost savings and revenue enhancements we expect from such activities;
- The timing of and value realized upon the sale of Other Real Estate Owned (OREO) property;
- Changes in the assumptions underlying the establishment of reserves for possible loan losses and other estimates;
- Fiscal and governmental policies of the United States federal government;
- Changes in the Temporary Liquidity Guarantee Program;
- Continued increases in FDIC insurance premiums and special assessments;
- Loss of key production or managerial personnel;
- Changes in interest rates and market prices, which could reduce our net interest margins, asset valuations and expense expectations;
- Timing and implementation of certain balance sheet strategies;
- Impairment concerns and risks related to our investment portfolio, and the impact of fair value accounting, including income statement volatility;
- Assumptions used within our Asset Liability Management (ALM) process and Net Interest Income (NII) and Economic Value of Equity (EVE) models;
- Changes in tax laws and regulations;
- Our ability to recognize future tax benefits;

- Maintaining and developing well established and valuable client relationships and referral source relationships;
- Our ability to acquire, operate and maintain cost effective and efficient systems without incurring unexpectedly difficult or expensive but necessary technological changes;
- Changing trends in customer profiles and behavior;
- Competitive factors within the financial services industry;
- Impacts of implementing various accounting standards; and
- Other factors described from time to time in our SEC filings.

In addition, a continuation of the turbulence in significant portions of the global financial markets, particularly if it worsens, could further impact our performance, both directly by affecting our revenues and the value of our assets and liabilities, and indirectly by affecting our counterparties and the economy generally. Dramatic declines in the residential and commercial real estate markets over the past two years have resulted in significant write-downs of asset values by financial institutions in the United States, and have affected our levels of nonperforming assets and OREO. Concerns about the stability of the U.S. financial markets generally have reduced the availability of funding to certain financial institutions, leading to a tightening of credit, reduction of business activity, and increased market volatility. There can be no assurance that actions taken by the federal government will stabilize the U.S. financial system or alleviate the industry or economic factors that may adversely affect our business. In addition, our business and financial performance could be impacted as the financial industry restructures in the current environment, both by changes in the creditworthiness and performance of our counterparties and by changes in the regulatory and competitive landscape.

Because of these and other uncertainties, our actual results and performance may be materially different from results indicated by these forward-looking statements. In addition, our past results of operations are not necessarily indicative of future performance.

We caution you that the above list of important factors is not exclusive. These forward-looking statements are made as of the date of this report, and we may not undertake steps to update these forward-looking statements to reflect the impact of any circumstances or events that arise after the date the forward-looking statements are made.

2009 Performance Highlights

- Assets were $576.3 million at December 31, 2009, an increase of $3.5 million from December 31, 2008.
- Total loans were $359.4 million at December 31, 2009, a decrease of $8.0 million, or 2.2% from the December 31, 2008 level of $367.4 million.
- Trading securities amounted to $7.5 million at December 31, 2009 compared to $82.6 million as of December 31, 2008. Our investment portfolio was $151.3 million at December 31, 2009. This compares to $73.3 million of investments as of December 31, 2008.
- OREO amounted to $7.9 million as of December 31, 2009, compared to $11.7 million as of December 31, 2008. We sold $5.9 million in residential OREO properties during the year.
- The net loss was $4.4 million at December 31, 2009, compared to net loss of $9.0 million in 2008. The 2009 results include a provision for loan losses of $3.0 million and OREO expenses of $2.4 million.
- Deposits were $431.9 million at December 31, 2009, an increase of $3.2 million from December 31, 2008.
- Demand deposits were $92.8 million at December 31, 2009, or 21.5% of the total deposit portfolio. This compares to the December 31, 2008 level of $75.4 million or 17.6% of the total deposit portfolio.
- Our ratio of nonperforming assets to total assets was 2.34% of total assets as of December 31, 2009 compared to 2.91% as of December 31, 2008, or a decrease of 57 basis points. The actual level of nonperforming assets decreased year over year by $3.1 million.
- As of December 31, 2009, the composition of nonperforming assets was $1.2 million of impaired loans, $4.4 million of nonaccrual loans and $7.9 million of OREO.

- On December 29, 2009, we sold AIA. We had a loss on the sale of $1.3 million. The discounted segment had a net loss of $671,000 after the related tax benefits.

Executive Overview

Balance Sheet

December 31, 2009 compared to December 31, 2008. Total assets were $576.3 million as of December 31, 2009, an increase of $3.5 million over the December 31, 2008 level of $572.8 million. As of year end 2009, total loans were $359.4 million, loans held for sale were $2.0 million, trading securities were $7.5 million and investments were $151.3 million. The remaining balance of the earning assets was overnight federal funds sold of $3.0 million. These earning assets amounted to $523.1 million or 90.8% of total assets at year end 2009, as compared to $528.7 million or 92.3% of total assets as of year end 2008.

The allowance for loan losses was $5.6 million or 1.56% of loans outstanding as of December 31, 2009. This compares to $5.8 million or 1.57% of loans outstanding as of December 31, 2008. (The ratios exclude loans held for sale.) Non-performing assets totaled $13.5 million as of December 31, 2009, compared to non-performing assets of $16.6 million as of December 31, 2008. Impaired loans and nonaccruals amounted to $5.6 million as of December 31, 2009; in addition the specific allocation of the allowance for loan losses related to these loans was $1.5 million as of December 31, 2009. Impaired and nonaccrual loans as of December 31, 2008 were $4.9 million; we provided a specific allocation of $1.1 million of the allowance for loan losses on these loans.

Total deposits amounted to $431.9 million as of December 31, 2009, an increase of $3.2 million from the December 31, 2008 level of $428.7 million. Total demand deposits were $92.8 million as of December 31, 2009 compared to $75.4 million as of year end 2008. Demand deposits represent 21.5% of total deposits as of December 31, 2009, compared to 17.6% as of December 31, 2008.

We use customer repurchase agreements (repos) and wholesale funding from the Federal Home Loan Bank of Atlanta (FHLB) to support the asset growth of the organization. As of December 31, 2009, there were $37.7 million of customer repos outstanding or $12.4 million more than were outstanding at the end of 2008. As of December 31, 2009, the organization had $50.8 million in FHLB long term advances outstanding, compared to $51.4 million as of December 31, 2008. The longer term FHLB advances are used as part of our overall balance sheet management strategy.

In June 2003, we issued $10.0 million in Trust Preferred Securities through a statutory business trust. As of December 31, 2009 and December 31, 2008, the full $10.0 million was considered Tier 1 regulatory capital.

Total stockholders' equity was $33.1 million as of December 31, 2009 and $37.2 million as of December 31, 2008. The change from the 2008 level is primarily related to the net loss of $4.4 million. Book value per share decreased to $6.49 as of December 31, 2009 from $7.28 as of December 31, 2008. Tangible book value per share increased to $6.49 as of December 31, 2009 from $6.12 as of December 31, 2008.

On December 29, 2009, the Bank sold AIA. As of September 30, 2009, the Bank had goodwill of $3.6 million and intangibles of $2.0 million associated with AIA. The Bank recognized $455 thousand as a loss on the sale and closing costs of $816 thousand for a total loss on sale of $1.3 million. The full financial effect of the discontinued operations was a net loss of $671 thousand. The Board and management felt the sale was appropriate in light of future earnings prospects, the economy and regulatory capital needs of the Bank. The sale eliminated all of the goodwill and intangibles which are deductions from regulatory capital.

The following table presents unaudited results of operations and related earnings per share of the discontinued insurance segment (AIA) for the period from January 1, 2009 to December 29, 2009 and for the years ended December 31, 2008 and 2007.

	2009	2008	2007
Revenues:			
Insurance commissions	$ 2,744	$3,084	$3,294
Total operating income	2,744	3,084	3,294
Expenses:			
Salaries and employee benefits	1,893	1,797	1,644
Other expenses	613	616	586
Total Operating Expenses	2,506	2,413	2,230
Income before taxes on discontinued operations	238	671	1,064
Loss on the disposal of the operations	(1,267)		
Income taxes (benefit)	(358)	230	364
Net income (loss) on the discontinued insurance operations	$ (671)	$ 441	$ 699
Net income (loss) from discontinued operations, per basic share	$ (0.13)	$ 0.08	$ 0.16
Net income (loss) from discontinued operations, per diluted share	$ (0.13)	$ 0.08	$ 0.16

December 31, 2008 compared to December 31, 2007. Total assets were $572.8 million as of December 31, 2008, an increase of $31.5 million over the December 31, 2007 level of $541.3 million. As of year end 2008, total loans were $367.4 million, loans held for sale were $347 thousand, trading securities were $82.6 million and investments were $73.3 million. The remaining balance of the earning assets was overnight federal funds sold of $5.1 million. These earning assets amounted to $528.7 million or 92.3% of total assets at year end 2008, as compared to $512.5 million or 94.7% of total assets as of year end 2007.

The allowance for loan losses was $5.8 million or 1.57% of loans outstanding as of December 31, 2008. This compares to $6.4 million or 1.61% of loans outstanding as of December 31, 2007. (The ratios exclude loans held for sale.) Non-performing assets totaled $16.6 million as of December 31, 2008, compared to non-performing assets of $24.3 million as of December 31, 2007. Impaired loans and nonaccruals amounted to $4.9 million as of December 31, 2008; in addition the specific allocation of the allowance for loan losses related to these loans was $1.1 million as of December 31, 2008. Impaired and nonaccrual loans as of December 31, 2007 were $20.0 million; we provided a specific allocation of $2.2 million of the allowance for loan losses on these loans.

Total deposits amounted to $428.7 million as of December 31, 2008, an increase of $63.4 million from the December 31, 2007 level of $365.3 million. Total demand deposits were $75.4 million as of December 31, 2008 compared to $66.2 million as of year end 2007.

Total stockholders' equity was $37.2 million as of December 31, 2008 and $45.7 million as of December 31, 2007. The change from the 2007 level is primarily related to the net loss of $9.0 million. Book value per share decreased to $7.28 as of December 31, 2008 from $8.96 as of December 31, 2007. Tangible book value per share decreased to $6.12 as of December 31, 2008 from $7.71 as of December 31, 2007.

Critical Accounting Policies

Bankshares' financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The financial information contained within our statements is, to a significant extent, based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. We use historical loss factors as one factor in determining the inherent loss that may be present in our loan portfolio. Actual losses could differ significantly from the historical factors that we use in estimating risk. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of our transactions would be the same, the timing of events that would impact our financial statements could change.

Allowance for Loan Losses

The allowance for loan losses is an estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two basic principles of accounting: (1) ASC 450-10-05, Contingencies (formerly SFAS No. 5, Accounting for Contingencies), which requires that losses be accrued when they are probable of occurring and estimable, and (2) ASC 310-10-35, Receivables (formerly SFAS No. 114, Accounting by Creditors for Impairment of a Loan), which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

Our allowance for loan losses has two basic components: the specific allowance for impaired credits and the general allowance based on relevant risk factors. Each of these components is determined based upon estimates that can and do change when the actual events occur. The specific allowance is used to individually allocate an allowance for loans identified as impaired. Impairment testing includes consideration of the borrower's overall financial condition, resources and payment record, support available from financial guarantors and the fair market value of collateral. These factors are combined to estimate the probability and severity of inherent losses. When impairment is identified, a specific reserve is established based on Bankshares' calculation of the loss embedded in the individual loan.

The general allowance is the largest component of the total allowance and is determined by aggregating uncriticized loans and unimpaired loans by loan type based on common purpose, collateral, repayment source or other credit characteristics. We then apply allowance factors which in the judgment of management represent the expected losses over the life of the loans. In determining those factors, we consider the following: (1) delinquencies and overall risk ratings, (2) loss history, (3) trends in volume and terms of loans, (4) effects of changes in lending policy, (5) the experience and depth of the borrowers' management, (6) national and local economic trends, (7) concentrations of credit by individual credit size and by class of loans, (8) quality of loan review system and (9) the effect of external factors (e.g., competition and regulatory requirements).

Goodwill

Bankshares adopted ASC 350-20, *Intangibles — Goodwill and Other* (formerly SFAS No. 142, *Goodwill and Other Intangible Assets*), effective January 1, 2002. Accordingly, goodwill is no longer subject to amortization over its estimated useful life, but is subject to at least an annual assessment for impairment by applying a fair value based test. Goodwill related to the AIA acquisitions was tested for impairment on an annual basis or more frequently if events or circumstances warranted. For the year ended December 31, 2008, Bankshares tested the goodwill carrying value. Based upon the results of the testing, Bankshares concluded that there was impairment during 2008. We recorded an impairment charge of $300 thousand in 2008.

Under ASC 350-20, acquired intangible assets are separately recognized if the benefit of the asset can be sold, transferred, licensed, rented, or exchanged, and amortized over its useful life. The costs of other intangible assets, based on independent valuation and/or internal valuations, were amortized over their estimated lives.

On December 29, 2009, the Bank entered into and closed on a stock purchase agreement to sell the insurance agencies eliminating the goodwill and intangible assets carried on our books.

Share-Based Compensation

In December 2004, the FASB issued ASC 718-10, Stock Compensation (formerly SFAS No. 123R, Share-Based Payment). ASC 718-10 requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, such as stock options and nonvested shares, based on the fair value of those awards at the date of grant. Compensation cost has been measured using the Black-Scholes Model to estimate the fair value of an award on the grant date and is recognized over the service period, which is usually the vesting period.

Results of Operations

2009 compared to 2008. For the year ended December 31, 2009, net loss amounted to ($4.4) million, compared to net loss of ($9.0) million for 2008. Loss per common share, basic was $(.86) in 2009 and ($1.77) in 2008. Loss per common share, diluted was $(.86) in 2009 and ($1.77) in 2008. Return on average equity was (12.23)% in 2009 compared to (21.29)% in 2008. Return on average assets was (.74)% in 2009 compared to (1.63)% in 2008. The net interest margin was 2.89% in 2009 which compares to 2.52% in 2008. The key drivers of our net loss in 2009 relate to OREO expense in the amount of $2.4 million and provision for loan losses of $3.0 million.

2008 compared to 2007. For the year ended December 31, 2008, net loss amounted to ($9.0) million, compared to net loss of ($2.8) million for 2007. Loss per common share, basic was ($1.77) in 2008 and ($.53) in 2007. Loss per common share, diluted was ($1.77) in 2008 and ($.53) in 2007. Return on average equity was (21.29)% in 2008 compared to (5.39)% in 2007. Return on average assets was (1.63)% in 2008 compared to (.49)% in 2007. The net interest margin was 2.52% in 2008 which compares to 3.22% in 2007. The key drivers of our net loss in 2008 relate to OREO expense in the amount of $4.0 million, fair value accounting adjustments of $2.3 million and allowance for loan losses of $4.7 million.

Interest Income and Expense

Net interest income (on a fully taxable equivalent basis) was $15.9 million in 2009 or $3.2 million higher than the 2008 level of $12.7 million. This 25.2% increase is primarily attributable to the substantial decrease in the cost of interest-bearing liabilities.

The following table illustrates average balances of total interest earning assets and total interest bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities, stockholders' equity and related income, expense and corresponding weighted average yields and rates. The average balances used in these tables and other statistical data were calculated using daily average balances.

Average Balances, Interest Income and Expense and Average Yield and Rates[1]

	Year Ended December 31,								
	2009			2008			2007		
	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate
	(Dollars in thousands)								
Assets:									
Interest earning assets:									
Loans[2]	$360,993	$21,106	5.85%	$376,753	$23,595	6.26%	$396,983	$30,736	7.74%
Trading securities	39,375	1,485	3.77%	90,283	4,040	4.47%	122,559	6,101	4.98%
Investment securities	125,039	5,894	4.71%	28,061	1,613	5.75%	27,797	1,631	5.87%
Federal funds sold	25,164	56	0.22%	7,028	150	2.13%	4,085	189	4.63%
Total interest earning assets	550,571	28,541	5.18%	502,125	29,398	5.85%	551,424	38,657	7.01%
Non-interest earning assets:									
Cash and due from banks	18,902			21,064			16,014		
Premises and equipment	2,010			2,016			2,306		
Other Real Estate Owned (OREO)	10,234			11,899			724		
Other assets	20,474			20,429			15,189		
Less: allowance for loan losses	(5,350)			(5,680)			(4,710)		
Total non-interest earning assets	46,270			49,728			29,523		
Total Assets	$596,841			$551,853			$580,947		
Liabilities and Stockholders' Equity:									
Interest-bearing liabilities:									
Interest-bearing demand deposits	$ 46,476	$ 440	0.95%	$ 31,366	$ 550	1.75%	$ 32,559	$ 693	2.13%
Money market deposit accounts	18,780	274	1.45%	29,293	760	2.59%	28,259	1,160	4.10%
Savings accounts	3,791	14	.37%	3,522	29	0.82%	4,218	56	1.33%
Time deposits[3]	286,262	9,713	3.39%	259,280	11,864	4.58%	208,431	10,398	4.99%
Total interest-bearing deposits	355,309	10,441	2.94%	323,461	13,203	4.08%	273,467	12,307	4.50%
FHLB advances[4]	51,054	1,158	2.27%	56,782	1,512	2.66%	72,524	3,179	4.38%
Other borrowings	55,446	1,010	1.82%	61,132	2,006	3.28%	97,599	5,394	5.53%
Total interest-bearing liabilities	461,809	12,609	2.73%	441,375	16,721	3.79%	443,590	20,880	4.71%
Non-interest bearing liabilities:									
Demand deposits	96,326			65,109			82,785		
Other liabilities	2,751			2,992			1,849		
Total Liabilities	560,886			509,476			528,224		
Stockholders' Equity	35,955			42,377			52,723		
Total Liabilities and Stockholders' Equity:	$596,841			$551,853			$580,947		
Interest Spread[5]	2.45%			2.06%			2.30%		
Net Interest Margin[6]		$15,932	2.89%		$12,677	2.52%		$17,777	3.22%

(1) The rates and yields are on a fully tax equivalent basis assuming a 34% federal tax rate.

(2) The Bank had average nonaccruing loans of $5.2 million, $22.9 million and $17.8 million in 2009, 2008 and 2007 respectively. The interest income excluded from the loans above was $256 thousand, $638 thousand and $705 thousand in 2009, 2008 and 2007 respectively.

(3) Average fair value of time deposits as of 2009, 2008 and 2007 was $11.9 million, $70.6 million and $106.2 million, respectively.

(4) Average fair value of FHLB advances as of 2009, 2008 and 2007 was $26.1 million, $35.3 million and $72.5 million, respectively.

(5) Interest spread is the average yield earned on earning assets, less the average rate incurred on interest-bearing liabilities.

(6) Net interest margin is net interest income, expressed as a percentage of average earning assets.

Our net interest margin was 2.89% for the year ended December 31, 2009, compared to 2.52% for 2008. The net interest income earned, on a fully taxable equivalent basis, was $15.9 million in 2009 compared to $12.7 million in 2008, an increase of 25.2%.

Average loan balances were $361.0 million for the year ended December 31, 2009, compared to $376.8 million for 2008. This is a decrease of $15.8 million, or 4.2%. The related interest income from loans was $21.1 million in 2009, a decrease of $2.5 million from the 2008 level of $23.6 million. The average yield on loans decreased to 5.85% in 2009, a decrease of 41 basis points compared to the same period in 2008. The lower yield on loans for 2009 includes $256 thousand of reversed nonaccrual interest and the impacts of various market rate changes.

Trading securities averaged $39.4 million for the year ended December 31, 2009 compared to $90.3 million for the year ended December 31, 2008. As part of our strategic management of the balance sheet, we took proactive steps to reduce the size of the trading portfolio. Specifically, we sold our entire SBA securities portfolio in 2009. Trading securities interest income for the year ended December 31, 2009 was $1.5 million compared to $4.0 million for the same period in 2008. The average yield on trading securities decreased to 3.77% in 2009, a decrease of 70 basis points compared to the same period in 2008.

Investment securities averaged $125.0 million for the year ended December 31, 2009 compared to $28.1 million for the year ended December 31, 2008. Investment securities income was $5.9 million on a fully taxable equivalent basis for the year ended December 31, 2009 and $1.6 million for the year ended December 31, 2008. The average tax equivalent yields on investment securities for the year ended December 31, 2009 and 2008 were 4.71% and 5.75%, respectively. In 2009, we actively added investment securities to the balance sheet. The securities added to the balance sheet complement the overall deposit growth of the Bank and are an attractive alternative to the very low yields received from federal funds sold.

A certain portion of the Bank's excess liquidity is invested in federal funds sold. For the year ended December 31, 2009, federal funds sold contributed $56 thousand of interest income, compared to $150 thousand for the same period in 2008.

Average interest-bearing liabilities (deposits and purchased funds) were $461.8 million in 2009, which was $20.4 million more than the 2008 level of $441.4 million. Interest expense for all interest-bearing liabilities amounted to $12.6 million for the year ended December 31, 2009, a $4.1 million decrease from the 2008 level of $16.7 million. The average cost of interest-bearing liabilities for the year ended December 31, 2009 was 2.73%, or 106 basis points lower than the 2008 level of 3.79%. Average time deposits were $286.3 million, up $27.0 million over the 2008 level. Average FHLB advances were $51.1 million in 2009 or $5.7 million lower than the 2008 average of $56.8 million. Average other borrowings were $55.4 million as of December 31, 2009, a decrease of $5.7 million from the 2008 level.

Non-interest bearing demand deposit balances averaged $96.3 million as of the year ended December 31, 2009, or $31.2 million more than the year ended December 31, 2008. These balances are subject to seasonal changes.

The following table describes the impact on our interest income and expense resulting from changes in average balances and average rates for the periods indicated. The change in interest income due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

	Volume and Rate Analysis					
	Years Ended December 31, 2009 Compared to 2008			Years Ended December 31, 2008 Compared to 2007		
	Change Due To:			Change Due To:		
	Increase / (Decrease)	Volume	Rate	Increase / (Decrease)	Volume	Rate
	(Dollars in thousands)					
Interest Earning Assets:						
Investment securities	$ 4,281	$ 4,517	$ (236)	$ (18)	$ 16	$ (34)
Trading securities	(2,555)	(2,000)	(555)	(2,061)	(1,484)	(577)
Loans	(2,489)	(970)	(1,519)	(7,141)	(1,503)	(5,638)
Federal funds sold	(94)	(144)	50	(39)	(156)	117
Total increase (decrease) in interest income	(857)	1,403	(2,260)	(9,259)	(3,127)	(6,132)
Interest-Bearing Liabilities:						
Interest-bearing deposits	(2,762)	(935)	(1,827)	896	2,222	(1,326)
Purchased funds	(1,350)	(316)	(1,034)	(5,055)	(2,215)	(2,840)
Total increase (decrease) in interest expense	(4,112)	(1,251)	(2,861)	(4,159)	7	(4,166)
Increase (decrease) in net interest income	$ 3,255	$ 2,654	$ 601	$(5,100)	$(3,134)	$(1,966)

Our 2009 net interest income benefited from the lower costs of funding the Bank and the improved loan volumes.

Non-Performing Assets

Impaired Loans (Performing Loans with a Specific Allowance Allocation). As of December 31, 2009, impaired loans amounted to $1.2 million, compared to an impaired loan balance of $1.4 million as of December 31, 2008. The majority of the $1.2 million is made up of two loans, one loan for $541 thousand which relates to building lots in Northern Virginia, and one loan for $680 thousand which relates to commercial real estate in King George, Virginia. These two loans have a specific allocation of the allowance of $151 thousand.

Nonaccrual Loans. A loan may be placed on nonaccrual status when the loan is specifically determined to be impaired or when principal or interest is delinquent 90 days or more. We closely monitor individual loans, and relationship officers are charged with working with customers to resolve potential credit issues in a timely manner with minimum exposure to Bankshares. We maintain a policy of adding an appropriate amount to the allowance for loan losses to ensure an adequate reserve based on the portfolio composition, specific credit extended by Bankshares and general economic conditions.

On December 31, 2009, Alliance Bank had $4.4 million in loans that were on nonaccrual status compared to loans that were on nonaccrual status totaling $3.5 million at December 31, 2008. The $4.4 million balance consists of a loan for $765 thousand, which is secured by business assets in Northern Virginia, a loan for $655 thousand secured by building lots in Northern Virginia, a loan for $298 thousand secured by a residential condominium project in Virginia Beach, a loan for $400 thousand secured by a subordinate lien on a commercial real estate property in Winchester, Virginia and a variety of loans totaling $1.9 million to eight borrowers secured by first and second mortgages on properties in the greater Washington, D.C. metropolitan area. The specific allowance set aside for non-accrual loans as of December 31, 2009 is $1.3 million.

Other Real Estate Owned (OREO). As of December 31, 2009, we had $7.9 million classified as OREO on the balance sheet, compared to $11.7 million as of December 31, 2008. The bulk of the OREO balance consists of

$2.6 million which is residential development land in Northern Virginia, $1.7 million which relates to farmland/ development acreage in the Winchester, Virginia area, $981 thousand which relates to residential building lots in Northern Virginia, and $943 thousand which relates to building lots in Northern Virginia. The remainder is made up of a variety of other properties totaling $1.7 million at December 31, 2009.

The table below reflects the OREO activity in 2009:

	Other Real Estate Owned
	(Dollars in thousands)
Balance as of January 1, 2009	$11,749
Properties acquired at foreclosure	3,602
Capital improvements on foreclosed properties	55
Sales of foreclosed properties	(5,873)
Valuation adjustments	(1,658)
Balance as of December 31, 2009	$ 7,875

Total Non-Performing Assets. As of December 31, 2009, we had $13.5 million classified as non-performing assets on the balance sheet. The balance as of December 31, 2008 was $16.6 million. This decrease is due to the sale of several OREO properties. The ratio of nonperforming assets to total assets was 2.34% as of December 31, 2009 compared to 2.91% as of December 31, 2008. This represents a 57 basis point improvement in the ratio of nonperforming assets to total assets. The shift in non-performing asset categories reflects the migration of loans from impaired, to nonaccrual and from there to OREO as seen in the following table.

	December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Credit Quality Information					
Nonperforming assets:					
Impaired loans (performing loans with a specific allowance)	$ 1,227	$ 1,428	$ 2,928	$ 343	$1,627
Non-accrual loans	4,394	3,467	17,082	476	203
OREO	7,875	11,749	4,277	—	—
Total nonperforming assets & past due loans	$13,496	$16,644	$24,287	$ 819	$1,830
Specific reserves associated with impaired loans	$ 1,495	$ 1,148	$ 2,163	$ 126	$ 115
Nonperforming assets to total assets	2.34%	2.91%	4.48%	0.13%	0.30%

Specific Reserves. As of December 31, 2009, we had $1.5 million in specific reserves for non-performing Loans. As of December 31, 2008 we had $1.1 million in specific allocation of the allowance for loan losses for nonperforming Loans.

Allowance for Loan Losses and Asset Quality

We closely monitor individual loans, and relationship officers are charged with working with customers to resolve potential credit issues in a timely manner with minimum exposure to us. We maintain a policy of adding an appropriate amount to the allowance for loan losses to ensure an adequate reserve based on the portfolio composition, specific credit extended by Alliance Bank and general economic conditions.

The allowance for loan losses was $5.6 million at December 31, 2009, or 1.56% of loans outstanding, compared to $5.8 million or 1.57% of loans outstanding, at December 31, 2008. (These ratios exclude loans held for sale.) We have allocated $1.5 million and $1.1 million, respectively, of our allowance for loan losses at December 31, 2009 and December 31, 2008 for specific non-performing loans. In 2009, we had net charge-offs of $3.1 million compared to $5.4 million in 2008 and $3.8 million in 2007. There were no loans past due and still accruing interest as of December 31, 2009, compared to one loan of $90 thousand that was past due 90 days and still accruing interest as of December 31, 2008.

As part of our routine credit administration process, we engage an outside consulting firm to review our loan portfolio periodically. The information from these reviews is used to monitor individual loans as well as to evaluate the overall adequacy of the allowance for loan losses.

In reviewing the adequacy of the allowance for loan losses at each period, management takes into consideration the historical loan losses experienced by the organization, current economic conditions affecting the borrowers' ability to repay, the volume of loans, trends in delinquent, nonaccruing, and potential problem loans, and the quality of collateral securing loans. After charging off all known losses which have been incurred in the loan portfolio, management considers the allowance for loan losses adequate to cover its estimate of probable losses.

The following table represents an analysis of the allowance for loan losses for the periods indicated:

	Analysis of the Allowance for Loan Losses Year Ended December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Balance, beginning of period	$ 5,751	$ 6,411	$ 4,377	$3,422	$2,300
Provision for loan losses	2,995	4,724	5,824	1,020	1,142
Chargeoffs:					
Commercial business	390	1,124	1,054	55	—
Real estate construction	843	2,247	1,675	—	—
Residential real estate	1,619	2,372	988	—	—
Commercial real estate	321	209	84	—	—
Consumer	121	62	46	16	25
Total charge-offs	3,294	6,014	3,847	71	25
Recoveries:					
Commercial business	35	219	4	—	—
Real estate construction	28	354	—	—	—
Residential real estate	39	48	48	—	—
Commercial real estate	16	2	—	—	—
Consumer	49	7	5	6	5
Total recoveries	167	630	57	6	5
Net charge-offs	3,127	5,384	3,790	65	20
Balance, end of period	$ 5,619	$ 5,751	$ 6,411	$4,377	$3,422
Allowance for loan losses to total loans	1.56%	1.57%	1.61%	1.16%	1.12%
Allowance for loan losses to nonaccrual loans	1.3X	1.7X	0.4X	9.2X	16.8X
Non-performing assets to allowance for loan losses	240.17%	289.41%	378.43%	18.71%	53.48%
Net-chargeoffs to average loans	0.87%	1.43%	0.95%	0.01%	0.01%

The following table provides a breakdown of the allocation of the allowance for loan losses by loan type. However, management does not believe that the allowance for loan losses can be fragmented by category with any precision that would be useful to investors. As such, the entire allowance is available for losses in any particular category, not withstanding this allocation. The breakdown of the allowance for loan losses is based primarily upon those factors discussed above in computing the allowance for loan losses as a whole. Because all of these factors are subject to change, the allocation and actual results are not necessarily indicative of the exact category of potential loan losses.

	Allocation of the Allowance for Loan Losses Year Ended December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Commercial business	$1,286	$ 550	$ 603	$ 617	$ 529
Commercial real estate	1,441	2,133	1,533	1,244	1,317
Real estate construction	367	1,155	1,737	1,196	1,155
Residential real estate	2,440	1,859	2,494	1,271	349
Consumer	143	31	31	38	26
Other	(58)	23	13	11	46
Total loans	$5,619	$5,751	$6,411	$4,377	$3,422

	Ratio of Loans to Total Year-End Loans:				
Commercial business	11%	12%	13%	14%	12%
Commercial real estate	43%	42%	38%	33%	35%
Real estate construction	14%	20%	29%	26%	29%
Residential real estate	31%	25%	20%	25%	23%
Consumer	1%	1%	1%	1%	1%
Total loans	100%	100%	100%	100%	100%

Loans

We grant commercial business, commercial real estate, real estate construction, residential real estate and consumer loans in the normal course of business. The loan portfolio net of discounts and fees was $359.4 million as of December 31, 2009 or $8.0 million lower than the December 31, 2008 level of $367.4 million.

The following table summarizes the composition of the loan portfolio by dollar amount:

	Loan Portfolio December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Commercial business	$ 40,585	$ 44,409	$ 50,736	$ 52,280	$ 37,131
Commercial real estate	153,314	154,929	151,017	125,972	107,200
Real estate construction	50,140	71,771	114,305	99,636	87,046
Residential real estate	110,449	92,764	78,462	96,490	69,957
Consumer	4,413	3,028	3,704	4,409	2,957
Other	479	470	—	—	274
Less: unearned discount & fees	—	—	—	(111)	(337)
Total loans	$359,380	$367,371	$398,224	$378,676	$304,228

Substantially all loans are initially underwritten based on identifiable cash flows and supported by appropriate advance rates on collateral which is independently valued. Commercial loans are generally secured by accounts receivable, equipment and business assets. Commercial real estate is secured by income producing properties of all types. Construction loans are supported by projects which generally require an appropriate level of pre-sales or pre-leasing. Generally, all commercial and real estate loans have full recourse to the owners and/or sponsors. Consumer real estate is secured by first or second trusts on both owner-occupied and investor owned residential properties.

The following table presents the maturities or repricing periods of selected loans outstanding at December 31, 2009:

	Loan Maturity Distribution December 31, 2009			
	One Year or Less	After One Year Through Five Years	After Five Years	Total
	(Dollars in thousands)			
Commercial business	$ 22,778	$ 13,159	$ 4,648	$ 40,585
Real estate construction	38,679	5,943	5,518	50,140
Total	$ 61,457	$ 19,102	$10,166	$ 90,725
Loans with:				
Fixed rates	$ 55,830	$ 85,604	$74,829	$216,263
Variable rates	67,514	70,709	4,894	143,117
Total	$123,344	$156,313	$79,723	$359,380

Loans Held for Sale. As of December 31, 2009, $2.0 million of loans held for sale were part of our asset base compared to $347 thousand at December 31, 2008. Our business objective includes having the loans sold, shipped and funded within a 90 day period. Prior to the creation of ABMD, AHF performed these functions. As part of our business strategy to offer complementary services to clients while minimizing risk, generally loans originated by ABMD are presold to correspondent lenders. In 2009, ABMD originated $14.3 million of residential mortgages compared to $14.1 million in 2008.

Trading Assets

The trading portfolio was $7.5 million as of December 31, 2009 compared to $82.6 million as of December 31, 2008. Management's strategy to reduce the trading portfolio has been effective, as evidenced by the decrease of $75.1 million during the past year. Currently, Bankshares has four PCMO bonds left in our portfolio. The current portfolio has a variety of ratings, but all the PCMOs were rated AAA by at least one ratings agency on the purchase date. Several of the instruments have seen ratings declines yet all instruments are performing as expected.

The following table reflects our trading assets and effective yield on the instruments as of the dated indicated:

	Trading Assets December 31,					
	2009		2008		2007	
	Fair Value	Yield	Fair Value	Yield	Fair Value	Yield
	(Dollars in thousands)					
U.S. government agency securities	$3,536	5.08%	$35,947	5.25%	$19,547	6.11%
PCMOs[(1)]	3,924	5.36%	12,251	5.42%	20,669	5.33%
SBA securities[(2)]	—	0.00%	34,386	2.99%	44,734	5.65%
Total Trading Assets	$7,460	5.23%	$82,584	4.37%	$84,950	5.68%

(1) All PCMOs in the FVO Portfolio were rated AAA by at least one rating agency on the purchase date. The current PCMO portfolio has a variety of ratings. All instruments are performing as expected.

(2) SBA securities are U.S. government agency securities. For presentation purposes, they are separated out in the table above.

The portfolio yield increased on a year over year basis by 86 basis points, to 5.23%. The key driver of the change is the trading security mix. During the year ended December 31, 2009, all of the SBA securities were sold as part of management's strategic plan.

Trading Securities Classified as Level 3. Beginning in the third quarter of 2008 and continuing to the present time, the markets for these securities have behaved in a distressed and dysfunctional manner. In evaluating the fair value of instruments held in our portfolios, we determined that the typical valuation techniques for the securities that contained a LIBOR basis did not take into account the distressed and dysfunctional markets. As such, we considered other factors such as typical spreads for the instruments and requested supplemental dealer pricing to determine fair value. We believe this approach more accurately reflects the fair value of PCMO and agency securities.

Investment Securities

The total amount of the investment securities accounted for under available-for-sale accounting was $151.3 million on December 31, 2009. Our portfolio contained callable U.S. government agency securities, U.S. government agency collateralized mortgage obligations (CMOs), U.S. government agency mortgage backed securities (MBS), PCMOs, state and municipal bonds, Federal Reserve Bank (FRB) stock, FHLB stock and other securities. U.S. government agency securities were $49.8 million, PCMOs, CMOs and MBS made up $78.2 million of the portfolio, and municipal securities were $17.1 million. We actively manage our portfolio duration and composition with changing market conditions and changes in balance sheet risk management needs. Additionally, the securities are pledged as collateral for certain borrowing transactions and repurchase agreements. The investment portfolio's tax-equivalent yield was 4.59% as of December 31, 2009.

Our investment securities portfolio at December 31, 2008 contained callable U.S. government agency securities, U.S. government agency CMOs, U.S. government agency MBS, PCMOs, state and municipal bonds, FRB stock, FHLB stock and other securities. The total amount of the investment securities accounted for under available-for-sale accounting was $73.3 million as of December 31, 2008. The investment portfolio's tax-equivalent yield was 6.02% as of December 31, 2008.

On December 31, 2007, our investment portfolio contained municipal securities, FRB stock, FHLB stock and other securities. The total amount of the investment securities available-for-sale at December 31, 2007 was $26.1 million. The effects of net unrealized losses on the portfolio were ($266) thousand and amounted to 1.0% of the investment portfolio value as of December 31, 2007.

The following table sets forth a summary of the investment securities portfolio as of the periods indicated:

	Investment Securities[1] December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Available-For-Sale Securities			
U.S. government agency securities	$ 49,786	$33,229	$ —
U.S. government agency CMOs & PCMOs	67,693	9,109	—
U.S. government agency MBS	10,462	8,621	—
Municipal securities	17,090	17,039	20,338
Total Available-For-Sale Securities[2]	$145,031	$67,998	$20,338

(1) Contractual maturities are not a reliable indicator of the expected life of investment securities, because instruments may be prepaid by the borrower or issuer.

(2) Available-for-sale investments at market value.

The following table summarizes the contractual maturity of the investment securities on an amortized cost basis and their weighted average yield as of December 31, 2009:

	Contractual Maturities of Investment Securities December 31, 2009									
	Within One Year		After One Year but Within Five Years		After Five Year but Within Ten Years		After Ten Years			
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Total	Yield
	(Dollars in thousands)									
Available-For-Sale Securities										
U.S. government agency securities	$—	0.00%	$ —	0.00%	$33,674	4.34%	$ 15,808	4.86%	$ 49,482	4.51%
U.S. government agency CMOs & PCMOs[(1)]	—	0.00%	—	0.00%	10,683	4.93%	56,768	4.36%	67,451	4.45%
U.S. government agency MBS[(1)]	—	0.00%	—	0.00%	—	0.00%	10,251	4.49%	10,251	4.49%
Municipal securities[(2)]	—	0.00%	321	4.23%	1,585	5.97%	16,111	5.86%	18,017	5.84%
Other securities	—	0.00%	—	0.00%	—	0.00%	6,318	3.42%	6,318	3.42%
Total Available-For-Sale Securities[(3)]	$—	0.00%	$321	4.23%	$45,942	4.53%	$105,256	4.62%	$151,519	4.59%

(1) Contractual maturities of CMOs, PCMOs and MBS are not reliable indicators of their expected life because mortgage borrowers have the right to prepay mortgages at any time.

(2) Municipal securities yield is on a fully tax equivalent basis assuming a 34% federal tax rate.

(3) We do not hold any held-to-maturity securities as of December 31, 2009.

Non-Interest Income

The following table highlights the major components of non-interest income for the periods referenced:

	Year Ended December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Deposit account service charges	$ 296	$ 272	$ 275	$ 240	$ 171
Gain on loan sales	125	152	1,059	4,110	2,997
Net gain (loss) on sale of securities	1,508	(46)	50	(140)	(21)
Trading activity and fair value adjustments	171	(2,328)	(2,672)	—	—
Other	143	132	199	199	264
Total	$2,243	$(1,818)	$(1,089)	$4,409	$3,411

Deposit account service charges consist of routine banking fees such as account maintenance, insufficient funds, online banking, stop payment, and wire transfer fees and amounted to $296 thousand, $272 thousand and $275 thousand, for each of the years ended December 31, 2009, 2008 and 2007, respectively.

For December 31, 2009 gains from sales of mortgage loans through our mortgage division, ABMD, were $125 thousand compared to $152 thousand for the year ended December 31, 2008. The mortgage banking operation is currently a small, customer service oriented unit which provides service to our existing customer base as compared to 2007, when we had a larger staff and production office. In 2007, gains on the sale of residential mortgage loans were $1.1 million.

In the year ended December 31, 2009, we had a net gain of $1.5 million on the sale of investment securities. This represents an increase of $1.6 million from the 2008 level net loss of $46 thousand. The net gain on the sale of investment securities for 2007 was $50 thousand.

Trading activity and fair value adjustments recorded for the year ended December 31, 2009 resulted in a net gain of $171 thousand, compared to a net loss of $2.3 million for the same period in 2008, an improvement of $2.5 million. This improvement is a direct result of management's plan to reduce our exposure to trading securities and fair value adjustments. Trading activity and fair value adjustments for the year ended December 31, 2007 was $2.7 million.

Our other non-interest income is predominately from ATM fees and investment management fees which amounted to $143 thousand, $132 thousand and $199 thousand, for each of the years ended December 31, 2009, 2008 and 2007, respectively.

Non-Interest Expense

Non-interest expense for the year ended December 31, 2009 amounted to $20.9 million, compared to the 2008 level of $20.4 million. A key component of non-interest expense is salary and benefits expense. The expense for the year ended December 31, 2009 was $7.0 million, compared to the December 31, 2008 level of $7.2 million. Occupancy and furniture and equipment costs were $3.4 million in 2009 compared to the 2008 level of $2.8 million. These increases are attributable to the lease payments associated with the decision to exit the Fredericksburg market.

OREO expense was $2.4 million for the year ended December 31, 2009 compared to $4.0 million for the year ended December 31, 2008. This decrease is attributed to the reduction in valuation adjustments in the current year of $1.7 compared to $3.1 million. Direct expenses for OREO in the year ended 2009 were $671 thousand. The majority of the direct OREO costs for 2009 were: repairs and maintenance, which were $228 thousand; legal fees, which were $106 thousand; and taxes, which were $116 thousand. The remaining expenses pertain to appraisal fees, insurance and utilities and basic operating expenses associated with the respective OREO properties.

Other operating expenses amounted to $8.1 million in 2009, compared to $6.4 million in 2008.

Non-interest expense for 2008 amounted to $20.4 million, compared to the 2007 level of $16.1 million. Salary and benefits expenses in 2008 and 2007 were $7.2 million. Other operating expenses amounted to $2.8 million in 2008 and in 2007. OREO expenses were $4.0 million in 2008, compared to $60 thousand in 2007. The $4.0 million includes write downs on ten various OREO properties totaling $3.1 million.

The components of other operating expenses for the periods referenced were as follows:

	Other Operating Expense Year Ended December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Business development	$ 557	$ 621	$ 704	$ 781	$ 702
Office expense	624	772	882	1,327	1,062
Bank operations expense	339	309	358	472	977
Data processing	828	796	723	567	508
Professional fees	1,775	1,832	1,748	1,503	798
FDIC insurance	2,239	605	168	84	114
OREO Expense	2,362	3,989	60	—	—
Other	1,770	1,459	1,502	1,052	737
Total Oreo and Other Operating Expense	$10,494	$10,383	$6,145	$5,786	$4,898

Fredericksburg Business Initiative. In 2007, the board and management made a strategic decision to pursue the Fredericksburg market. Our initial entry into the market was through the establishment of a loan production office (LPO). We had also secured leases on two prospective bank branch locations. Due to the economic environment, we have made a business decision to withdraw from the Fredericksburg initiative. We are seeking to sublease the LPO and the two banking locations. The Bank is obligated for lease payments for three leases until a sublease is signed with a third party. Bankshares has recorded a liability of $182 thousand as of December 31, 2009 for the present value of the potential differential between the contractual rental obligations and potential subleasing income.

Income Taxes

We recorded an income tax benefit of $2.4 million in 2009 compared to an income tax benefit of $4.9 million in 2008. Our effective tax rates were 34.6% for the year ended December 31, 2009 and 35.0% for the year ended December 31, 2008.

Deferred Taxes. Bankshares has recorded a deferred tax asset for the period ended December 31, 2009. In accordance with ASC 740-10, *Income Taxes* (formerly SFAS No. 109, *Accounting for Income Taxes*), deferred tax assets are to be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The future realization of the tax benefit generated by net operating losses depends upon the existence of sufficient taxable income within the applicable carryback and carryforward periods.

Bankshares is in a three year cumulative loss position as of December 31, 2009. As a result of this position Bankshares hired an independent consultant to analyze our deferred tax position and to consider the need for the valuation allowance. The analysis considered various forms of positive and negative evidence in determining whether a valuation allowance is necessary and if so to what degree a valuation allowance is warranted. We considered positive evidence such as previous earnings patterns, the recent history of loan charge-offs, non-performing assets, OREO expenses, multiyear business projections and the potential realization of net operating loss, (NOL) carry forwards within the prescribed time periods. In addition, we considered tax planning strategies that would impact the timing and extent of taxable income. The projected performance metrics over the period of NOL recognition indicates that it is more likely than not that Bankshares will have sufficient taxable income to recognize the deferred tax assets as of December 31, 2009. As part of the projected performance analysis, we stressed tested the performance in several different scenarios. In all scenarios, Bankshares generated sufficient taxable income to recognize the deferred tax asset over a reasonable time horizon. Furthermore, the NOL embedded in the deferred tax assets is expected to be fully realized by 2013. Therefore, Bankshares has concluded that a valuation allowance for deferred tax assets is not necessary as of December 31, 2009.

Deposits

We seek deposits within our market area by offering high-quality customer service, by using technology to deliver deposit services effectively and by paying competitive interest rates. At December 31, 2009, the deposit portfolio was $431.9 million, an increase of $3.2 million compared to the December 31, 2008 level of $428.7 million. The interest-bearing deposits cost the Bank 2.94% for the year ended 2009 or 114 basis points less than the year ended 2008 average cost of 4.08%. As key interest rates declined over the past year, we repriced deposits at a lower level. In addition, the rates on time deposits have decreased substantially. As we have the opportunity to reprice time deposits, we have realized significant interest rate savings.

Management's strategic decision to increase the core deposits has shown positive results. At December 31, 2009, our demand deposits were $92.8 million compared to $75.4 million at December 31, 2008, an increase of $17.4 million. Average non-interest bearing demand deposits were $96.3 million at December 31, 2009 compared to average demand deposits of $65.1 million at December 31, 2008.

We are active users of wholesale brokered deposits. We believe these types of funds offer a reliable stable source of funds for the Bank. Frequently the interest rates associated with wholesale brokered deposits are significantly lower than general customer rates in the marketplace. As of December 31, 2009, we had $137.4 million of wholesale brokered certificates of deposit which is $70.1 million lower than the December 31, 2008 level of $207.5 million. Certain wholesale brokered deposits are accounted for on a fair value basis. As of December 31, 2009, we had a single wholesale brokered deposit in the amount of $9.1 million maturing in early 2010 accounted for on a fair value basis.

This type of funding is a tool to support the growth of the Bank and liquidity needs. As market conditions warrant and balance sheet needs dictate, we may continue to participate in the wholesale brokered certificate of deposit market. As with any deposit product, we have potential risk for non-renewal by the customer and/or broker. Management is strategically reducing the reliance on brokered deposits for funding. Over the long term, management's strategic goal is to lower our wholesale brokered deposits and replace them with attractively priced local commercial and retail deposits.

At December 31, 2008, deposits were $428.7 million, an increase of $63.4 million from the December 31, 2007 level of $365.3 million. As of December 31, 2008, we had $207.5 million of wholesale brokered deposits, $24.2 million of which were accounted for at fair value. As of December 31, 2007, we had $135.3 million of wholesale brokered deposits, $110.7 million of which were accounted for at fair value.

The following table details the average amount of, and the average rate paid on, the following primary deposit categories for the periods indicated:

Average Deposits and Average Rates Paid
Years Ended December 31,

	2009			2008			2007		
	Average Balance	Expense	Rate	Average Balance	Expense	Rate	Average Balance	Expense	Rate
	(Dollars in thousands)								
Interest-bearing liabilities:									
Interest-bearing demand deposits	$ 46,476	$ 440	0.95%	$ 31,366	$ 550	1.75%	$ 32,559	$ 693	2.13%
Money market deposit accounts	18,780	274	1.45%	29,293	760	2.59%	28,259	1,160	4.10%
Savings accounts	3,791	14	0.37%	3,522	29	0.82%	4,218	56	1.33%
Time deposits	286,262	9,713	3.39%	259,280	11,864	4.58%	208,431	10,398	4.99%
Total interest-bearing deposits	355,309	$10,441	2.94%	323,461	$13,203	4.08%	273,467	$12,307	4.50%
Non-interest bearing deposits	96,326			65,109			82,785		
Total deposits	$451,635			$388,570			$356,252		

The following is a summary of the maturity distribution of certificates of deposit as of December 31, 2009:

Certificates of Deposit Maturity Distribution
December 31, 2009

	Three Months or Less	Three Months to Six Months	Six Months to Twelve Months	Over Twelve Months	Total
	(Dollars in thousands)				
Certificates of deposit:					
Less than $100,000	$33,485	$50,466	$67,423	$52,484	$203,858
Greater than or equal to $100,000	3,653	4,987	22,191	28,294	59,125
Total	$37,138	$55,453	$89,614	$80,778	$262,983

Capital

Both Bankshares and the Bank are considered *"well capitalized"* under the risk-based capital guidelines adopted by the various regulatory agencies. Total stockholders' equity was $33.1 million as of December 31, 2009 compared to the December 31, 2008 level of $37.2 million. The change in equity is primarily attributable to our net loss for 2009 of $4.4 million. Book value per common share was $6.49 as of December 31, 2009 compared to $7.28 as of December 31, 2008. Tangible book value per share was $6.49 on December 31, 2009 compared to $6.12 on December 31, 2008. The net unrealized loss on available-for-sale securities amounted to $112 thousand, net of tax as of December 31, 2009, compared to a net unrealized loss on available-for-sale securities of $4 thousand, net of tax as of December 31, 2008.

Payment of dividends is at the discretion of Bankshares' Board of Directors and is subject to various federal and state regulatory limitations. It is our current policy to retain earnings to support future organizational growth; however from time to time the Board of Directors may declare stock splits in the form of stock dividends. The last stock dividend was paid on June 30, 2006 to shareholders of record at the close of business on June 9, 2006.

On June 30, 2003, Bankshares' wholly-owned subsidiary business trust privately issued $10.0 million face amount of the trust's floating rate trust preferred capital securities (Trust Preferred Securities) in a pooled trust preferred capital securities offering and issued $310 thousand in common equity to Bankshares. Simultaneously, the trust used the proceeds of that sale to purchase $10.3 million principal amount of Bankshares' floating rate junior subordinated debentures due 2033 (Subordinated Debentures). Both the Trust Preferred Securities and the

Subordinated Debentures are callable at any time. The Subordinated Debentures are an unsecured obligation of Bankshares and are junior in right of payment to all present and future senior indebtedness of Bankshares. The Trust Preferred Securities are guaranteed by Bankshares on a subordinated basis. The Trust Preferred Securities are presented in the consolidated balance sheets of Bankshares under the caption "Trust Preferred Capital Notes." Bankshares records distributions payable on the Trust Preferred Securities as an interest expense in its consolidated statements of operations. The cost of issuance of the Trust Preferred Securities was approximately $300 thousand. This cost was amortized over a five year period from the issue date and has been fully amortized. The interest rate associated with the Trust Preferred Securities is 3 month LIBOR plus 3.15% subject to quarterly interest rate adjustments. Under the indenture governing the Trust Preferred Securities, Bankshares has the right to defer payments of interest for up to twenty consecutive quarterly periods. Bankshares elected to defer the interest payment due September 8, 2009 and December 8, 2009, as permitted under the indenture. The interest deferred under the indenture compounds quarterly at the interest rate then in effect. The base interest rate as of December 31, 2009 was 3.40% compared to 5.15% as of December 31, 2008.

Under the current bank regulatory guidelines, Tier 1 capital may include up to 25% of stockholders' equity excluding accumulated other comprehensive income (loss) in the form of Trust Preferred Securities. At December 31, 2009, 2008 and 2007, the entire amount was considered Tier 1 capital.

Bankshares is considered *"well capitalized"* as of December 31, 2009, 2008 and 2007. The following table shows our capital categories, capital ratios and the minimum capital ratios currently required by bank regulators:

	Risk Based Capital Analysis December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Tier 1 Capital:			
Common stock	$ 20,427	$ 20,427	$ 20,427
Capital surplus	25,835	25,364	25,082
Retained earnings (deficit)	(12,897)	(8,620)	400
Less: disallowed assets	(1,211)	(5,900)	(6,338)
Add: Qualifying Trust Preferred Securities	10,000	10,000	10,000
Total Tier 1 capital	42,154	41,271	49,571
Tier 2 Capital:			
Qualifying allowance for loan losses	5,071	5,359	5,246
Total Tier 2 capital	5,071	5,359	5,246
Total Risk Based Capital	$ 47,225	$ 46,630	$ 54,817
Risk weighted assets	$405,988	$424,040	$424,040
Quarterly average assets	$596,841	$549,454	$549,454

	December 31, 2009	2008	2007	Regulatory Minimum
Capital Ratios:				
Tier 1 risk based capital ratio	10.4%	9.6%	11.7%	4.0%
Total risk based capital ratio	11.6%	10.9%	12.9%	8.0%
Leverage ratio	7.1%	7.6%	9.0%	4.0%

Purchased Funds and Other Borrowings

Purchased funds and other borrowings include repurchase agreements (repos) (which we offer to commercial customers and affluent individuals), federal funds purchased and treasury, tax and loan balances. The bulk of purchased funds are made up from the following two categories: customer repos and outstanding federal funds sold. Customer repos amounted to $37.7 million at December 31, 2009, compared to $25.3 million at December 31, 2008 and $24.3 million at December 31, 2007. Outstanding federal funds purchased were $9.3 million, $15.0 million and $13.8 million at December 31, 2009, December 31, 2008, and December 31, 2007, respectively.

	Purchased Funds Distribution Year Ended December 31,		
	2009	2008	2007
	(Dollars in thousands)		
At Period End			
FHLB long-term advances, at fair value	$ 25,761	$ 26,361	$ 76,615
FHLB long-term advances	25,000	25,000	—
Customer repos	37,716	25,255	24,255
Purchased funds and other borrowings	9,574	15,456	13,948
Total at period end	$ 98,051	$ 92,072	$114,818
Average Balances			
FHLB long-term advances, at fair value	$ 26,054	$ 35,265	$ 72,524
FHLB long-term advances	25,000	21,516	—
Customer repos	33,017	26,341	31,463
Purchased funds and other borrowings	12,119	34,791	66,136
Total average balance	$ 96,190	$117,913	$170,123
Average rate paid on all borrowed funds, end of period	1.70%	1.82%	4.37%
Average rate paid on all borrowed funds, during the period	2.04%	2.98%	5.04%
Maximum outstanding during period	$107,241	$108,827	$164,140

Customer repos are standard repurchase agreement transactions that involve a Bank customer instead of wholesale banks and brokers. We offer this product as an accommodation to larger retail and commercial customers that request safety for their funds beyond the FDIC deposit insurance limits or as part of a series of cash management products. We believe this product offers us a stable source of financing at a reasonable market rate of interest. We do not have any open repos with broker dealers.

The FHLB is a key source of funding for us. During the periods presented, we have used overnight advances (daily rate credit) to support our short-term liquidity needs. On a longer term basis, we augment our funding portfolio with our two FHLB advances, one of which is accounted for on a fair value basis, and one of which is accounted for on a cost basis.

As of December 31, 2009 and December 31, 2008, we had a FHLB long-term advance accounted for on a fair value basis of $25.8 million and $26.4 million, respectively. The advance matures in early 2021. The weighted average interest rate on the long-term FHLB advance accounted for on a fair value basis was 3.99% and 1.42% as of December 31, 2009 and December 31, 2008, respectively.

As of December 31, 2009 and December 31, 2008, Bankshares had a single FHLB long-term advance accounted for on a cost basis. This $25.0 million long-term advance matures in 2012 and has an effective interest rate of 0.31% and 2.21% as of December 31, 2009 and December 31, 2008, respectively.

As of December 31, 2007 we had three long-term FHLB advances totaling $76.6 million that were accounted for on a fair value basis. The weighted average interest rate was 4.33% at December 31, 2007 with maturities at varying dates through early 2021. There were no FHLB long-term advances accounted for on a cost basis as of December 31, 2007.

Trading Liabilities Classified as Level 3. Beginning in the third quarter of 2008 and continuing through the present time, the investment and debt markets have acted in a distressed and dysfunctional manner. In evaluating the fair value of funding instruments, we determined that the typical valuation techniques did not take into account the distressed and dysfunctional markets. As such, we considered other factors such as typical spreads for the instruments, option adjusted spreads, swap curves, discounted cashflow models, previously observable non-distressed valuations and bond issuance rates and spreads for investment and non-investment grade instruments. As of December 31, 2009 and December 31, 2008, the fair value of the long-term FHLB advance accounted for on a fair value basis was $25.8 million and $26.4 million, respectively.

Liquidity

Our overall asset/liability strategy takes into account the need to maintain adequate liquidity to fund asset growth and deposit runoff. Our liquidity is impacted by the general growth of the Bank, title company balances, the national and local mortgage refinance market, and the trading and investment portfolios. We use a variety of tools to manage our liquidity. These include pricing on loans and deposits, purchase or sale of investments, brokered deposits, the sale or participation of loans, and rates and fees on home mortgages. In addition, we have a variety of credit facilities at our disposal. Our funding department monitors our overall position daily. We can and will draw upon federal funds lines with correspondent banks, draw upon reverse repurchase agreement lines with correspondent banks and use FHLB advances. Our deposit customers frequently have lower deposit balances in the middle of the month, and balances generally rise toward the end of each month. As such, we use wholesale funding techniques to support our overall balance sheet growth.

We provide temporary funding on presold loans originated by ABMD. The liquidity requirements vary based upon market and economic conditions. The funds advanced on this line allow us to originate and hold mortgages until they are sold to third party investors. In 2009, advances for ABMD averaged $809 thousand, compared to advances averaging $822 thousand in 2008. In 2010, we do not anticipate any significant liquidity needs from the incidental mortgage banking activities.

Return on Average Assets and Average Equity

The ratio of net income to average equity and average assets and certain other ratios are as follows:

	Return on Average Assets and Return on Average Equity December 31,		
	2009	2008	2007
		(Dollars in thousands)	
Average total assets	$596,841	$551,853	$580,947
Average stockholders' equity	$ 35,955	$ 42,377	$ 52,723
Net income (loss)	$ (4,396)	$ (9,020)	$ (2,844)
Cash dividends declared	$ —	$ —	$ —
Return on average assets	−.74%	−1.63%	−0.49%
Return on average stockholders' equity	−12.23%	−21.29%	−5.39%
Average stockholders' equity to average total asset	6.02%	7.68%	9.08%

Off-Balance Sheet Activities

Bankshares, Bank and ABMD enter into certain off-balance sheet arrangements in the normal course of business to meet the financing needs of customers. These off-balance sheet arrangements include commitments to extend credit, standby letters of credit and financial guarantees which would impact the overall liquidity and capital resources to the extent customers accept and or use these commitments. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. See Note 20 of the Notes to Consolidated Financial Statements for further discussion of the nature, business purpose and elements of risk involved with these off-balance sheet arrangements. With the exception of these off-balance sheet arrangements, and Bankshares' obligations in connection with its Trust Preferred Securities, we have no off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Recent Accounting Pronouncements

For information regarding recent accounting pronouncements and their effect on us, see "Recent Accounting Pronouncements" in Note 2 of the Notes to Consolidated Financial Statements contained herein.

Quarterly Financial Results

The following tables list quarterly financial results for the years ended December 31, 2009 and 2008:

	Quarterly Data 2009			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(Dollars in thousands, except per share data)			
Interest income	$ 7,038	$ 7,296	$7,084	$ 7,123
Interest expense	2,738	3,186	3,224	3,461
Net interest income	4,300	4,110	3,860	3,662
Provision for loan losses	300	1,421	700	574
Net interest income after provision for loan losses	4,000	2,689	3,160	3,088
Non interest income	705	625	703	210
Non interest expense	6,942	4,743	4,765	4,420
(Loss) before income taxes	(2,237)	(1,429)	(902)	(1,122)
Provision (benefit) for income taxes	(1,090)	(200)	(304)	(371)
(Loss) from continuing operations	$(1,147)	$(1,229)	$ (598)	$ (751)
Net income(loss) on the discontinued operations	$ (994)	$ 21	$ 72	$ 230
Net loss	$(2,141)	$(1,208)	$ (526)	$ (521)
Net (loss) from continuing operations per share, basic	$ (.22)	$ (0.24)	$(0.12)	$ (0.15)
Net (loss) from continuing operations, diluted	$ (.22)	$ (0.24)	$(0.12)	$ (0.15)
Net (loss) per common share, basic	$ (.42)	$ (0.24)	$(0.10)	$ (0.10)
Net (loss) per common share, diluted	$ (.42)	$ (0.24)	$(0.10)	$ (0.10)

	2008			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(Dollars in thousands, except per share data)			
Interest income	$ 6,921	$ 7,164	$ 7,297	$ 7,695
Interest expense	4,099	3,954	4,142	4,526
Net interest income	2,822	3,210	3,155	3,169
Provision for loan losses	1,364	2,200	610	550
Net interest income after provision for loan losses	1,458	1,010	2,545	2,619
Non interest income	609	(109)	114	(2,432)
Non interest expense	7,090	4,684	4,754	3,831
(Loss) before income taxes	(5,023)	(3,783)	(2,095)	(3,644)
Provision (benefit) for income taxes	(1,842)	(1,303)	(717)	(1,222)
(Loss) from continuing operations	$(3,181)	$(2,480)	$(1,378)	$(2,422)
Net income(loss) on the discontinued operations	$ (31)	$ 80	$ 108	$ 284
Net loss	$(3,212)	$(2,400)	$(1,270)	$(2,138)
Net (loss) from continuing operations per share, basic	$ (0.62)	$ (0.49)	$ (0.27)	$ (0.47)
Net (loss) from continuing operations, diluted	$ (0.62)	$ (0.49)	$ (0.27)	$ (0.47)
Net (loss) per common share, basic	$ (0.63)	$ (0.46)	$ (0.21)	$ (0.41)
Net (loss) per common share, diluted	$ (0.63)	$ (0.46)	$ (0.21)	$ (0.41)

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ALM Risk Management. We engage a consulting firm to model our short-term and long-term interest rate risk profile. The model includes basic business assumptions, interest rates, repricing information and other relevant market data necessary to project our interest rate risk. The Board of Directors has established interest rate risk limits for both short-term and long-term interest rate exposure. On a periodic basis, management reports to the Board of Directors on our base interest rate risk profile and expectations of changes in the profiles based on certain interest rate shocks.

Net Interest Income Sensitivity (Short-term interest rate risk). Bankshares' ALM process evaluates the effect of upward and downward changes in market interest rates on future net interest income. This analysis involves shocking the interest rates used in determining net interest income over the next twelve months. The resulting percentage change in net interest income in various rate scenarios is an indication of Bankshares' shorter-term interest rate risk. This analysis is accomplished by assuming a static balance sheet over a period of time with maturing and repayment dollars being rolled back into like instruments for new terms at current market rates. Additional assumptions are applied to modify volumes and pricing under various rate scenarios. These assumptions include prepayments, the sensitivity of non-maturity deposit rates, and other factors deemed significant by Bankshares.

The ALM model results for December 31, 2009 are shown in the table below. Assuming an immediate upward shift in market interest rates of 100 basis points, the results indicate Bankshares would expect net interest income to increase over the next twelve months by .1%. Assuming a shift downward of 100 basis points, Bankshares would expect net interest income to increase over the next twelve months by 2.1%.

Economic Value of Equity (Long-term interest rate risk). The economic value of equity process models the cashflows of financial instruments to maturity. The model incorporates growth and pricing assumptions to develop a baseline EVE. The interest rates used in the model are then shocked for an immediate increase or decrease in interest rates. The results of the shocked model are compared to the baseline results to determine the percentage change in EVE under the various scenarios. The resulting percentage change in EVE is an indication of the longer term repricing risk and options embedded in the balance sheet.

The table below shows as of December 31, 2009 and 2008 ALM model results under various interest rate shocks:

Interest Rate Shocks	December 31, 2009		December 31, 2008	
	NII	EVE	NII	EVE
−200 bp	−2.9%	9.9%	−8.4%	8.1%
−100 bp	2.1%	6.3%	−2.9%	4.6%
+100 bp	0.1%	−8.5%	−0.2%	−7.6%
+200 bp	−3.1%	−16.9%	−0.5%	−13.8%

All results above are within Bankshares current interest rate risk policy guidelines.

Interest Rate Gap. In addition to the NII and EVE models, management reviews our "static" gap position. The cumulative negative gap position within one year was $215.9 million, or 37.5% of total assets, at December 31, 2009. While this measurement technique is common in the financial services industry, it has limitations and is not our sole tool for measuring interest rate sensitivity. We do not believe this model accurately reflects Bankshares' true short-term and long-term interest rate exposure. As an example, $129.7 million of the investment and trading securities at December 31, 2009 are classified as greater than five years due to the contractual maturity of the instruments. Investment and trading securities are easily marketed and can be liquidated in a short period of time. As a result, it is reasonable to consider a portion of, or perhaps all of, the $129.7 million of investment and trading securities as the "within three month" category, which further suggests a more balanced short-term interest rate position for Bankshares.

The following table reflects our December 31, 2009 "static" interest rate gap position:

	December 31, 2009				
	Maturing or Repricing				
	Within 3 Months	4-12 Months	1-5 Years	Over 5 Years	Total
	(Dollars in thousands)				
Interest earning assets:					
Investment securities	$ —	$ —	$ 29,098	$122,251	$151,349
Trading securities	—	—	—	7,460	7,460
Loans held for sale	1,983	—	—	—	1,983
Loans	70,385	49,531	155,912	79,159	354,987
Interest-bearing deposits	100	—	—	—	100
Federal funds sold	2,970	—	—	—	2,970
Total interest earning assets	75,438	49,531	185,010	208,870	518,849
Interest-bearing liabilities:					
Interest-bearing demand deposits	49,906	—	—	—	49,906
Money market deposit accounts	22,462	—	—	—	22,462
Savings accounts & IRAs	3,711	—	—	—	3,711
Time deposits, at fair value	9,125	—	—	—	9,125
Time deposits	28,013	145,067	75,582	5,196	253,858
Total interest -bearing deposits	113,217	145,067	75,582	5,196	339,062
FHLB long term advances, at fair value	—	—	—	25,761	25,761
FHLB long term advances	25,000	—	—	—	25,000
Customer repurchase agreements	37,716	—	—	—	37,716
Other borrowings	9,574	—	—	—	9,574
Trust Preferred Capital Notes	10,310	—	—	—	10,310
Total interest -bearing liabilities	195,817	145,067	75,582	30,957	447,423
Period Gap	$(120,379)	$ (95,536)	$ 109,428	$177,913	$ 71,426
Cumulative Gap	$(120,379)	$(215,915)	$(106,487)	$ 71,426	$ 71,426
Cumulative Gap/Total Assets	−20.9%	−37.5%	−18.5%	12.4%	12.4%

During the next twelve months $182.2 million of time deposits are due to reprice or mature. The most recent repricing of the brokered deposit reflected an interest rate savings of several hundred basis points. The impact of future repricings on interest expense will depend upon the interest rate environment at that time.

Interest Rate Risk Management Summary. As part of our interest rate risk management, we typically use the trading and investment portfolios and our wholesale funding instruments to balance our interest rate exposure. There is no guarantee that the risk management techniques and balance sheet management strategies we employ will be effective in periods of rapid rate movements or extremely volatile periods. We believe our strategies are prudent and within our policy guidelines in the base case of our modeling efforts as of December 31, 2009.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Alliance Bankshares Corporation
Consolidated Financial Statements
For the Years Ended December 31, 2009, 2008 and 2007
With Report of Independent Registered Public Accounting Firm


Yount
Hyde &
Barbour
Certified Public Accountants
and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Alliance Bankshares Corporation
Chantilly, Virginia

We have audited the accompanying consolidated balance sheets of Alliance Bankshares Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alliance Bankshares Corporation and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assessment of the effectiveness of Alliance Bankshares Corporation and subsidiaries' internal control over financial reporting as of December 31, 2009, included in the accompanying *Management's Report on Internal Control over Financial Reporting* and, accordingly, we do not express an opinion thereon.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
May 28, 2010

Alliance Bankshares Corporation
Consolidated Balance Sheets
December 31, 2009 and 2008

	2009	2008
	(Dollars in thousands except per share amounts)	
ASSETS		
Cash and due from banks	$ 26,671	$ 12,205
Federal funds sold	2,970	5,050
Trading securities, at fair value	7,460	82,584
Investment securities available-for-sale, at fair value	145,031	67,998
Restricted stock, at cost	6318	5305
Loans held for sale	1,983	347
Loans, net of allowance for loan losses of $5,619 and $5,751	353,761	361,620
Premises and equipment, net	2,038	1,888
Other real estate owned	7,875	11,749
Intangible assets	—	2,331
Goodwill	—	3,569
Accrued interest and other assets	22,228	18,203
TOTAL ASSETS	$576,335	$572,849
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Non-interest bearing deposits	$ 92,846	$ 75,448
Savings and NOW deposits	53,617	44,821
Money market deposits	22,462	17,673
Time deposits ($9,125 and $24,180 at fair value)	262,983	290,782
Total deposits	431,908	428,724
Repurchase agreements, federal funds purchased and other borrowings	47,290	40,711
Federal Home Loan Bank advances ($25,761 and $26,361 at fair value)	50,761	51,361
Trust Preferred Capital Notes	10,310	10,310
Other liabilities	2,932	4,576
Commitments and contingent liabilities	—	—
Total liabilities	543,201	535,682
STOCKHOLDERS' EQUITY:		
Common stock, $4 par value; 15,000,000 shares authorized; 5,106,819 shares issued and outstanding at December 31, 2009 and 2008	20,427	20,427
Capital surplus	25,835	25,364
Retained (deficit)	(13,016)	(8,620)
Accumulated other comprehensive (loss), net	(112)	(4)
Total stockholders' equity	33,134	37,167
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$576,335	$572,849

The accompanying notes are an integral part of these consolidated financial statements.

Alliance Bankshares Corporation
Consolidated Statements of Operations
For the Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
	(Dollars in thousands, except per share amounts)		
INTEREST INCOME:			
Loans	$21,106	$ 23,595	$30,736
Investment securities	5,894	1,292	1,326
Trading securities	1,485	4,040	6,101
Federal funds sold	56	150	189
Total interest income	28,541	29,077	38,352
INTEREST EXPENSE:			
Savings and NOW deposits	454	579	749
Time deposits	9,713	11,864	10,398
Money market deposits	274	760	1,160
Repurchase agreements, federal funds purchased and other borrowings	1,010	2,006	5,394
FHLB advances	1,158	1,512	3,179
Total interest expense	12,609	16,721	20,880
Net interest income	15,932	12,356	17,472
Provision for loan losses	2,995	4,724	5,824
Net interest income after provision for loan losses	12,937	7,632	11,648
OTHER INCOME:			
Deposit account service charges	296	272	275
Gain on sale of loans	125	152	1,059
Net gain (loss) on sale of available-for-sale securities	1,508	(46)	50
Trading activity and fair value adjustments	171	(2,328)	(2,672)
Other operating income	143	132	199
Total other income	2,243	(1,818)	(1,089)
OTHER EXPENSES:			
Salaries and employee benefits	7,008	7,172	7,226
Occupancy expense	2,589	1,933	1,833
Equipment expense	779	871	926
Other Real Estate Owned expense	2,362	3,989	60
Operating expenses	8,132	6,394	6,085
Total other expenses	20,870	20,359	16,130
(Loss) from continuing operations before income taxes	(5,690)	(14,545)	(5,571)
Income tax (benefit)	(1,965)	(5,084)	(2,028)
(Loss) from continuing operations	$ (3,725)	$ (9,461)	$ (3,543)
DISCONTINUED INSURANCE OPERATIONS:			
Income from the discontinued insurance operations	$ 238	$ 671	$ 1,063
Loss on the disposal of the insurance operations	(1,267)	—	—
Income tax expense (benefit)	(358)	230	364
Net income (loss) on the discontinued insurance operations	$ (671)	$ 441	$ 699
NET (LOSS)	$ (4,396)	$ (9,020)	$ (2,844)
Net (loss) from continuing operations per common share, basic	$ (0.73)	$ (1.85)	$ (0.69)
Net (loss) from continuing operations per common share, diluted	$ (0.73)	$ (1.85)	$ (0.69)
Net income (loss) from discontinued operations per common shares, basic	(0.13)	.08	.16
Net income (loss) from discontinued operations per common shares, diluted	(0.13)	.08	.16
Net (loss) per common share, basic	$ (0.86)	$ (1.77)	$ (0.53)
Net (loss) per common share, diluted	$ (0.86)	$ (1.77)	$ (0.53)

The accompanying notes are an integral part of these consolidated financial statements.

Alliance Bankshares Corporation
Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2009, 2008 and 2007

	Common Stock	Capital Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive (Loss)	Comprehensive Income (Loss)	Total Stock-holders' Equity
	(Dollars in thousands)					
BALANCE, DECEMBER 31, 2006	$22,206	$29,126	$ 5,987	$(2,682)		$54,637
Comprehensive (loss):						
Net loss	—	—	(2,844)	—	$(2,844)	(2,844)
Other comprehensive (loss), net of tax:						
Unrealized holding (losses) on securities available-for-sale, net of tax of $(52)	—	—	—	—	(101)	—
Less: reclassification adjustment, net income taxes of $(17)	—	—	—	—	(33)	—
Other comprehensive (loss), net of tax	—	—	—	(134)	$ (134)	(134)
Total comprehensive (loss)	—	—	—	—	$(2,978)	—
Cumulative effect of adoption of	—	—	—	—		—
SFAS No. 159, net of tax	—	—	(2,743)	2,640		(103)
Common stock repurchased	(2,220)	(4,473)	—	—		(6,693)
Stock-based compensation expense	—	282	—	—		282
Issuance of common stock	441	147	—	—		588
BALANCE, DECEMBER 31, 2007	$20,427	$25,082	$ 400	$ (176)		$45,733
Comprehensive (loss):						
Net loss	—	—	(9,020)	—	$(9,020)	(9,020)
Other comprehensive income, net of tax:						
Unrealized holding gains on securities available-for-sale, net of tax of $73	—	—	—	—	142	—
Add: reclassification adjustment, net income taxes of $16	—	—	—	—	30	—
Other comprehensive income, net of tax	—	—	—	172	$ 172	172
Total comprehensive (loss)	—	—	—	—	$(8,848)	—
Stock-based compensation expense	—	282	—	—		282
BALANCE, DECEMBER 31, 2008	$20,427	$25,364	$ (8,620)	$ (4)		$37,167
Comprehensive (loss):						
Net loss	—	—	(4,396)	—	$(4,396)	(4,396)
Other comprehensive income, net of tax:						
Unrealized holding gains on securities available-for-sale, net of tax of $457	—	—	—	—	887	—
Less: reclassification adjustment, net income taxes of ($513)	—	—	—	—	(995)	—
Other comprehensive (loss), net of tax	—	—	—	(108)	$ (108)	(108)
Total comprehensive (loss)	—	—	—	—	$(4,504)	—
Stock-based compensation expense	—	471	—	—		471
BALANCE, DECEMBER 31, 2009	$20,427	$25,835	$(13,016)	$ (112)		$33,134

The accompanying notes are an integral part of these consolidated financial statements.

Alliance Bankshares Corporation
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
	(Dollars in thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (loss)	$ (3,725)	$ (9,461)	$ (3,543)
Net income (loss) from discontinued operations	(671)	441	699
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation, amortization and accretion	899	1,869	1,438
Disposal of fixed assets	—	20	124
Provision for loan losses	2,995	4,724	5,824
Losses on Other Real Estate Owned	1,658	3,110	—
Origination of loans held for sale	(14,306)	(14,112)	(56,263)
Proceeds from sale of loans held for sale	12,795	15,842	73,931
Gain on sale of loans	(125)	(152)	(1,059)
Impairment of goodwill	—	300	—
Stock-based compensation expense	471	282	282
Loss on sale of other assets	—	—	21
Net loss (gain) on sale of securities available-for-sale	(1,508)	46	(50)
Trading activity and fair value adjustments	(171)	2,328	2,672
Deferred tax expense (benefit)	311	2,637	(1,579)
Changes in assets and liabilities affecting operations:			
Accrued interest and other assets	1,622	(8,779)	(6,994)
Other liabilities	(1,644)	(561)	243
Net cash provided by (used in) operating activities	(1,399)	(1,466)	15,746
CASH FLOWS FROM INVESTING ACTIVITIES:			
Net change in federal funds sold	2,080	(3,794)	10,471
Proceeds from maturity of securities held-to-maturity	—	—	100
Purchase of securities available-for-sale	(156,840)	(54,623)	(4,916)
Proceeds from sale of securities available-for-sale	61,643	7,370	9,888
Paydowns on securities available-for-sale	19,462	13	—
Net change in trading securities	73,936	621	84,239
Net change in restricted stock	(1,013)	486	(1,062)
Net decrease (increase) in loan portfolio	1,262	7,763	(23,338)
Proceeds from sale of other assets	—	—	338
Proceeds from sale of Other Real Estate Owned	5,873	8,039	—
Capital improvements on Other Real Estate Owned	(55)	(915)	—
Purchase of premises and equipment	(675)	(649)	(656)
Net cash provided by (used in) investing activities	5,673	(35,689)	75,064
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net change in cash realized from (expended on):			
Non-interest bearing deposits	17,398	9,296	(92,576)
Savings and NOW deposits	8,796	2,218	(8,042)
Money market deposits	4,789	(16,372)	14,656
Time deposits	(27,370)	68,305	(20,546)
Repurchase agreements, federal funds purchased & other borrowings	6,579	2,508	(14,994)
FHLB advances	—	(26,716)	25,000
Proceeds from common stock issuance	—	—	588
Common stock repurchased	—	—	(6,693)
Net cash provided by (used in) financing activities	10,192	39,239	(102,607)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	14,466	2,084	(11,797)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	12,205	10,121	21,918
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 26,671	$ 12,205	$ 10,121

The accompanying notes are an integral part of these consolidated financial statements.

Alliance Bankshares Corporation
Notes To Consolidated Financial Statements
(Dollars in Thousands, except per share data)

1. NATURE OF BUSINESS

Alliance Bankshares Corporation (Bankshares or Company) is a bank holding company that conducts substantially all its operations through its subsidiaries. Alliance Bank Corporation (the Bank) is state-chartered and a member of the Federal Reserve System. The Bank places special emphasis on serving the needs of individuals, small and medium size businesses and professional concerns in the greater Washington D.C. Metropolitan region, primarily in the Northern Virginia submarket.

In March 2001, the Bank formed Alliance Home Funding, LLC (AHF). AHF is a wholly-owned mortgage banking subsidiary of the Bank and originated residential mortgages for subsequent sale. AHF did not maintain the servicing rights on mortgages sold. On December 27, 2006, Bankshares announced it would no longer offer mortgage banking operations via AHF. The company is now inactive. Alliance Bank Mortgage Division (ABMD) was created. ABMD is a small, self contained unit servicing bank clients and some additional third party business.

On June 26, 2003, Alliance Virginia Capital Trust I (Trust), a Delaware statutory trust and a subsidiary of Alliance Bankshares Corporation, was formed for the purpose of issuing Bankshares' trust preferred debt.

On November 15, 2005, the Bank formed Alliance Insurance Agency (AIA) through the acquisition of Danaher Insurance Agency. AIA was a wholly-owned insurance subsidiary of the Bank and sold a wide array of insurance and financial products. In 2006 and 2007, AIA acquired two additional insurance agencies. The combined AIA operations offered insurance products in the Alliance trade area.

On December 29, 2009 the Bank sold AIA and no longer offers insurance products. The effects of the discontinued business operation are shown separately in the consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation — The consolidated financial statements include the accounts of Alliance Bankshares Corporation, Alliance Virginia Capital Trust I, Alliance Bank Corporation, Alliance Home Funding, LLC and Alliance Bank Mortgage Division. In consolidation all significant inter-company accounts and transactions have been eliminated. The subordinated debt of the trust is reflected as a liability of Bankshares.

Discontinued operations — On December 29, 2009, AIA was sold. The results of AIA operations are reflected in the discontinued insurance operation section of the Consolidated Statements of Operations. The prior years activities have been reclassified to reflect the discontinued operations.

Business — The Bank is a state-chartered commercial bank. Our main business line is commercial banking, with a small business line of mortgage banking. We provide services and products to clients located in the greater Washington, D.C. Metropolitan region, primarily in the Northern Virginia area.

Use of estimates — In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, goodwill, fair value of financial assets and liabilities, other-than-temporary impairment of securities, deferred income taxes and other real estate owned.

Cash and cash equivalents — For the purposes of the consolidated Statements of Cash Flows, Bankshares has defined cash and cash equivalents as those amounts included in the balance sheet caption "Cash and due from banks."

Trading activities — Bankshares engages in trading activities for its own account. Securities that are held principally for resale in the near term are recorded in the trading securities account at fair value with changes in fair value recorded in earnings. Interest and dividends are included in net interest income.

Securities — Certain debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Effective April 1, 2009, the Company adopted new accounting guidance related to recognition and presentation of other-than-temporary impairment. This recent accounting guidance amends the recognition guidance for other-than-temporary impairment losses on debt and equity securities. The recent guidance replaced the "intent and ability" indication in prior guidance by specifying that (a) if a company does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss. When an entity does not intend to sell the security, and it is more likely than not, that the entity will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment should be amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security.

Prior to the adoption of the recent accounting guidance on April 1, 2009, management considered, in determining whether other-than-temporary impairment exists, (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

For equity securities, when the Company has decided to sell an impaired available-for-sale security and the equity does not expect the fair value of the security to fully recover before the expected time of sale, the security is deemed other-than-temporarily impaired in the period in which the decision to sell is made. The Company recognizes an impairment loss when the impairment is deemed other than temporary even if a decision to sell has not been made.

Fair value accounting — Fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Loans Held For Sale — Loans originated by ABMD are designated as held for sale at the time of their origination. These loans are generally pre-sold with servicing released and ABMD does not retain any interest or obligation after the loans are sold. These loans consist primarily of fixed-rate, single-family residential mortgage loans which meet the underwriting characteristics of certain government-sponsored enterprises (conforming loans). In addition, ABMD requires a firm purchase commitment from a permanent investor before a loan can be committed, thus limiting interest rate risk. Loans held for sale are carried at the lower of cost or estimated fair value in the aggregate. Gains on sale of loans are recognized as loans are shipped to the investor.

Rate lock commitments — ABMD enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in the net gain or loss on sale of mortgage loans. Fair value is based on fees currently charged to enter into similar agreements, and for fixed-rate commitments also considers the difference between current levels of interest rates and the committed rates. As of December 31, 2009, 2008 and 2007, the impact was not material.

Loans — The Bank grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by loans throughout the Washington, D.C. metropolitan area. The ability of the Bank's debtors to honor their contracts is dependent upon the real estate and general economic conditions of the lending area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally is reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method over the life of the loan or currently upon the sale or repayment of a loan.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Consumer loans are typically charged off after 90 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for loan losses — The allowance for loan losses is an estimate of the losses that may be sustained in the loan portfolio. Loan losses are charged against the allowance when management believes the inability to collect the loan has been confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance is evaluated on a regular basis, not less than quarterly, by management. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revisions as more information becomes available.

The allowance is based on two basic principles of accounting: (1) ASC 450-10-05, *Contingencies* (formerly SFAS No. 5, *Accounting for Contingencies*), which requires that losses be accrued when they are probable of occurring and estimable, and (2) ASC 310-10-35, *Receivables* (formerly SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*), which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

Our allowance for loan losses has two basic components: the specific allowance for impaired credits and the general allowance based on relevant risk factors. Each of these components is determined based upon estimates that can and do change when the actual events occur. The specific allowance is used to individually allocate an allowance for loans identified as impaired. Impairment testing includes consideration of the borrower's overall financial condition, resources and payment record, support available from financial guarantors and the fair market value of collateral. These factors are combined to estimate the probability and severity of inherent losses. When impairment is identified, a specific reserve is established based on Bankshares' calculation of the loss embedded in the individual loan. Bankshares does not separately identify individual consumer and residential loans for impairment testing unless loans become 60 days or more past due.

The general allowance is the largest component of the total allowance and is determined by aggregating un-criticized loans and unimpaired loans by loan type based on common purpose, collateral, repayment source or other credit characteristics. We then apply allowance factors, which in the judgment of management, represent the expected losses over the life of the loans. In determining those factors, we consider the following: (1) delinquencies and overall risk ratings, (2) loss history, (3) trends in volume and terms of loans, (4) effects of changes in lending policy, (5) the experience and depth of the borrowers' management, (6) national and local economic trends, (7) concentrations of credit by individual credit size and by class of loans, (8) quality of loan review system and (9) the effect of external factors (e.g., competition and regulatory requirements).

Premises and equipment — Furniture and equipment are stated at cost less accumulated depreciation and amortization and are depreciated over their estimated useful lives ranging from three to ten years. Leasehold improvements are amortized over the lives of the respective leases or the estimated useful life of the leasehold improvement, whichever is less. Depreciation and amortization are recorded on the straight-line method.

Costs of maintenance and repairs are charged to expense as incurred. Costs of replacing structural parts of major units are considered individually and are expensed or capitalized as the facts dictate.

Foreclosed assets — Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value, less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Goodwill and intangible assets — Goodwill and identified intangible assets with indefinite useful lives are not subject to amortization. Rather these assets are subject to impairment testing on an annual basis, or more often if events or circumstances indicate there may be impairment. This test involves assigning tangible assets and liabilities, identified intangible assets and goodwill to reporting units and comparing the fair value of each reporting unit to its carrying amount. If the fair value is less than the carrying amount, a further test is required to measure the amount of the impairment.

Identified intangible assets that have a finite useful life are amortized over that life in a manner that approximates the estimated decline in the economic value of the identified intangible asset. Identified intangible assets that have a finite useful life are periodically reviewed to determine whether there have been any events or circumstances to indicate the recorded amount is not recoverable from projected undiscounted net operating cash flows. If the projected undiscounted net operating cash flows are less than the carrying amount, a loss is recognized to reduce the carrying amount to fair value, and when appropriate, the amortization period is reduced.

Unamortized intangible assets associated with disposed assets are included in the determination of gain or loss on sale of the disposed assets and for businesses sold, a portion of the goodwill, based on the relative fair value of the business sold as compared with the fair value of the applicable reporting unit, is included in the determination of gain or loss.

As a result of the sale of AIA, Bankshares at December 31, 2009 no longer has goodwill or intangible assets associated with the insurance agency acquisitions. For the year ended December 31, 2009 goodwill and intangible assets associated with AIA were considered in the calculation of the loss on the sale of the segment. The amortization of intangibles and the 2008, goodwill impairment charge were also reclassified under the discontinued operations portion of the statement of operations.

Income taxes — Bankshares uses the liability (or balance sheet) approach in financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statements of operations.

Repurchase agreements — The Bank routinely enters into repurchase agreements with customers. As part of the repurchase agreements, the Bank uses marketable investment securities from its investment portfolio as collateral for the customer agreements. The repurchase agreements bear interest at a market rate.

Stock-based compensation — ASC 718-10 *Stock Compensation*, requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, such as stock options and nonvested shares, based on the fair value of those awards at the date of grant. Compensation cost has been measured using the fair value of an award on the grant date and is recognized over the service period, which is usually the vesting period.

Included within salaries and employee benefits expense for the years ended December 31, 2009, 2008 and 2007 is $471 thousand, $282 thousand, and $282 thousand of stock-based compensation respectively. As of December 31, 2009 and December 31, 2008, there was $314 thousand and $612 thousand, respectively, of total unrecognized compensation expense, related to stock options, which will be recognized over the remaining requisite service period. For the year ended December 31, 2009, the weighted-average period remaining is 5.9 years.

Earnings (loss) per share — Basic earnings (loss) per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by Bankshares relate solely to outstanding stock options and are determined using the treasury method.

Off-balance-sheet instruments — In the ordinary course of business, Bankshares, through its banking subsidiary, has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, standby letters of credit and rate lock commitments. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Advertising and marketing expense — Advertising and marketing costs are expensed as incurred. Advertising and marketing costs for the years ended December 31, 2009, 2008 and 2007 were $87 thousand, $207 thousand and $235 thousand, respectively.

Reclassifications — Certain reclassifications have been made to prior period balances to conform to the current year presentation.

Recent Account Pronouncements — In June 2009, the FASB issued Accounting Standards Codification (ASC) 105, *Generally Accepted Accounting Principles* (formerly SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a Replacement of FASB Statement No. 162*). ASC 105 establishes the FASB ASC which, upon adoption as of September 30, 2009, is the sole source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. As of September 30, 2009, the FASB ASC superseded all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the ASC will become nonauthoritative. ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of ASC 105 did not have a material impact on Bankshares consolidated financial statements.

In December 2007, the FASB issued ASC 805-20, *Business Combinations* (formerly SFAS No. 141(R), *Business Combinations*). ASC 805-20 significantly changed the financial accounting and reporting of business combination transactions. ASC 805-20 establishes principles for how an acquirer recognizes and measures the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. ASC 805-20 is effective for acquisition dates on or after the beginning of an entity's first year that begins after December 15, 2008. The implementation of ASC 805-20 did not have a material impact on Bankshares consolidated financial statements, at this time.

Another aspect of ASC 805-20, *Business Combinations* (formerly FSP FAS No. 141(R)-1, *Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies*), addresses application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. ASC 805-20 is effective for assets and liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this aspect of ASC 805-20 did not have a material impact on the Company's consolidated financial statements.

In April 2009, the FASB issued ASC 820-10-65, *Fair Value Measurements and Disclosures* (formerly FSP FAS No. 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*). ASC 820-10-65 provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. ASC 820-10-65 also includes guidance on identifying circumstances that indicate a transaction is not orderly. ASC 820-10-65 is effective for interim and annual periods ending after June 15, 2009, and shall be applied prospectively. Bankshares adopted ASC 820-10-65 effective for the quarter ended June 30, 2009, and the adoption did not have a material impact on its consolidated financial statements.

In April 2009, the FASB issued ASC 825-10-65, *Financial Instruments* (formerly FSP FAS No. 107-1 and APB 28-1, *Interim Disclosures about Fair Value of Financial Instruments*). ASC 825-10-65 requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. In addition, ASC 825-10-65 requires those disclosures in summarized financial information at interim reporting periods. ASC 825-10-65 is effective for interim periods ending after June 15, 2009, with earlier adoption permitted for periods ending after March 15, 2009. Bankshares adopted ASC 825-10-65 effective for the quarter ended June 30, 2009, and the adoption did not have a material impact on its consolidated financial statements.

In April 2009, the FASB issued ASC 320-10-35, *Debt and Equity Securities* (formerly FSP FAS No. 115-2 and FAS No. 124-2, *Recognition and Presentation of Other-Than-Temporary Impairments*). ASC 320-10-35 updates guidance on the presentation and disclosure of other-than-temporary impairments on debt and equity securities. ASC 320-10-35 did not change previous recognition and measurement guidance related to other-than-temporary impairments of equity securities. ASC 320-10-35 is effective for interim and annual periods ending after June 15, 2009, with earlier adoption permitted for periods ending after March 15, 2009. Bankshares adopted ASC 320-10-35 effective for the quarter ended June 30, 2009, and the adoption did not have a material impact on its consolidated financial statements.

In April 2009, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 111 (SAB 111). SAB 111 amends and replaces SAB Topic 5.M. in the SAB Series entitled *Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities.* SAB 111 maintains the SEC Staff's previous views related to equity securities and amends Topic 5.M. to exclude debt securities from its scope. Bankshares adopted SAB 111 effective April 13, 2009, and the adoption did not have a material impact on its consolidated financial statements.

In May 2009, the FASB issued ASC 855-10-05, *Subsequent Events* (formerly SFAS No. 165, *Subsequent Events*). ASC 855-10-05 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855-10-05 is effective for interim and annual periods ending after June 15, 2009. Bankshares adopted ASC 855-10-05 effective for the quarter ended June 30, 2009, and the adoption did not have a material impact on its consolidated financial statements.

In June 2009, the FASB issued ASC 860, *Transfers and Servicing* (formerly SFAS No. 166, *Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140*). ASC 860 provides guidance to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. ASC 860 is effective for interim and annual periods beginning after November 15, 2009. Bankshares does not expect the adoption of ASC 860 to have a material impact on its consolidated financial statements.

In June 2009, the FASB issued SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)*, which is not yet contained in the FASB ASC. SFAS No. 167 improves financial reporting by enterprises involved with variable interest entities. SFAS No. 167 is effective for interim and annual periods beginning after November 15, 2009. Early adoption is prohibited. Bankshares does not expect the adoption of SFAS No. 167 to have a material impact on its consolidated financial statements.

In June 2009, the FASB issued ASC 470-20, *Debt* (formerly EITF Issue No. 09-1, *Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing*). ASC 470-20 clarifies how an entity should account for an own-share lending arrangement that is entered into in contemplation of a convertible debt offering. ASC 470-20 is effective for arrangements entered into on or after June 15, 2009. Early adoption is prohibited. Bankshares does not expect the adoption of ASC 470-20 to have a material impact on its consolidated financial statements.

In June 2009, the SEC issued Staff Accounting Bulletin No. 112 (SAB 112). SAB 112 revises or rescinds portions of the interpretative guidance included in the codification of SABs in order to make the interpretive guidance consistent with current GAAP. Bankshares does not expect the adoption of SAB 112 to have a material impact on its consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update No. 2009-05 (ASU 2009-05), *Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value.* ASU 2009-05 amends Subtopic 820-10, *Fair Value Measurements and Disclosures — Overall,* and provides clarification for the fair value measurement of liabilities. ASU 2009-05 is effective for the first reporting period including interim period beginning after issuance. Bankshares does not expect the adoption of ASU 2009-05 to have a material impact on its consolidated financial statements.

In September 2009, the FASB issued Accounting Standards Update No. 2009-12 (ASU 2009-12), *Fair Value Measurements and Disclosures (Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).* ASU 2009-12 provides guidance on estimating the fair value of alternative investments. ASU 2009-12 is effective for interim and annual periods ending after December 15, 2009. Bankshares does not expect the adoption of ASU 2009-12 to have a material impact on its consolidated financial statements.

In October 2009, the FASB issued Accounting Standards Update No. 2009-15 (ASU 2009-15), *Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing.* ASU 2009-15 amends Subtopic 470-20 to expand accounting and reporting guidance for own-share lending arrangements issued in contemplation of convertible debt issuance. ASU 2009-15 is effective for fiscal years beginning on or after December 15, 2009 and interim periods within those fiscal years for arrangements outstanding as of the beginning of those fiscal years. Bankshares does not expect the adoption of ASU 2009-15 to have a material impact on its consolidated financial statements.

In October 2009, the SEC issued Release No. 33-9072, *Internal Control over Financial Reporting in Exchange Act Periodic Reports of Non-Accelerated Filers*. Release No. 33-9072 delays the requirement for non-accelerated filers to include an attestation report of their independent auditor on internal control over financial reporting with their annual report until the fiscal year ending on or after June 15, 2010.

3. DISPOSTION OF AIA

On December 29, 2009, the Bank entered into and closed on a Stock Purchase Agreement (Agreement) between the Bank as the seller and a group of former AIA executives. The Agreement provides for the purchase of all of the issued and outstanding shares (Shares) of AIA, a wholly-owned insurance agency subsidiary of the Bank. Pursuant to the Agreement, AIA sold the Shares for a total purchase price of $5,025,000. At closing, the Bank received $3,750,000 in cash and closing credits, with the remainder of the purchase price payable pursuant to promissory notes that do not bear interest (Notes), as follows: (1) $650,000 pursuant to the terms of one promissory note that is due and payable in full on February 15, 2011, and (2) $625,000 pursuant to the terms of five promissory notes in the original principal amount of $125,000 each, which are due and payable on February 15, 2011, 2012, 2013, 2014 and 2015, respectively. The Notes contain usual and customary conditions and are secured by a pledge of 9,800 of the 10,000 Shares sold at closing.

The Boards of Directors of Bankshares and the Bank determined that the sale of the Agency would enhance Bankshares' regulatory capital in a difficult economy without diluting common shareholders. The consideration for the sale was determined pursuant to arms' length negotiations among the parties. The Boards of Directors of Bankshares and the Bank believe that the consideration is in line with valuations for similar insurance agencies. The results of operations and the loss on the sale are reported as discontinued operations in the financial statements.

4. FAIR VALUE MEASUREMENTS

Bankshares uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the Fair Value Measurements and Disclosures topic of FASB ASC, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Bank's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The recent fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

Fair Value Hierarchy

In accordance with this guidance, the Company groups its financial assets and liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

- Level 1 — Valuation is based upon quoted prices for identical instruments traded in active markets.

- Level 2 — Valuation is based on observable inputs including quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in less active markets, and model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.

- Level 3 — Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

We believe that adopting the provisions of these accounting standards and electing the fair value option (FVO) for certain financial assets and liabilities provides a more realistic view of certain segments of our balance sheet.

The following describes the valuation techniques used by Bankshares to measure certain financial assets and liabilities recorded at fair value on a recurring basis in the financial statements:

Trading and Available-for-Sale Securities — Trading and available-for-sale securities are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that consider observable market data (Level 2). Financial assets and liabilities that are traded infrequently have values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions and the assumptions as market participant would use in pricing the asset or liability (Level 3). As a result, some of our securities are hand priced using customary spreads over similar maturity treasury instruments.

Time Deposits and FHLB Advances — Under the fair value accounting standards, certain liabilities can be carried at fair value. The designated instruments are recorded on a fair value basis at the time of issuance. Bankshares has designated two wholesale liabilities as fair value instruments: a brokered certificate of deposit and a long-term FHLB advance.

These wholesale instruments are designated as either Level 2 or Level 3 under the ASC 820-10 fair value hierarchy. Level 2 liabilities are based on quoted markets using independent valuation techniques for similar instruments with like characteristics. This information is deemed to be observable market data. Level 3 liabilities are financial instruments that are difficult to value due to dysfunctional, distressed markets or lack of actual trading volume. Management gathers certain data to value the instrument. Data includes swap curves, option adjusted spreads and discounted cash flows. These data points are modeled to reflect the fair value of the liability.

The following table presents the balances of financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008:

	Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total Changes in Fair Value Included in 2009 Results
December 31, 2009					
Assets					
Trading securities	$ 7,460	$—	$ —	$ 7,460	$(859)
Available-for-sale securities	145,031	—	73,169	71,862	—
Liabilities					
Time deposits (brokered certificates of deposit)	9,125	—	9,125	—	430
FHLB advances	25,761	—	—	25,761	600
					$ 171

	Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total Changes in Fair Value Included in 2008 Results
December 31, 2008					
Assets					
Trading securities	$82,584	$—	$46,637	$35,947	$ (853)
Available-for-sale securities	67,998	—	34,769	33,229	—
Liabilities					
Time deposits (brokered certificates of deposit)	24,180	—	24,180	—	(13)
FHLB advances	26,361	—	—	26,361	(1,462)
					$(2,328)

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)	Trading Securities	FHLB Advances	AFS Securities
Beginning balance, January 1, 2009	$ 35,947	$26,361	$ 33,229
Transfers into Level 3	12,251	—	6,597
Sales, maturities or calls	(39,879)	—	(44,890)
Realized gains (losses) on assets	(859)	—	1,210
Unrealized gains (losses) on assets	—	—	496
Realized (gains) losses on liabilities	—	(600)	
Purchases gains (losses) on assets	—	—	75,220
Ending balance, December 31, 2009	$ 7,460	$25,761	$ 71,862

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Trading Securities	FHLB Advances	AFS Securities
Beginning balance, January 1, 2008	$ —	$ —	$ —
Transfers into Level 3	47,800	24,899	—
Sales, maturities or calls	(12,000)	—	—
Realized gains (losses) on assets	(853)		—
Realized (gains) losses on liabilities	—	1,462	—
Purchases gains (losses) on assets	1,000	—	32,125
Unrealized gains (losses) on assets	—	—	1,104
Ending balance, December 31, 2008	$ 35,947	$26,361	$33,229

For the assets and liabilities selected for fair value accounting, management obtained pricing on each instrument from independent third parties who relied upon pricing models using widely available and industry standard yield curves. The market conditions have acted in a distressed manner due to the current banking conditions. As a result, certain instruments have been valued under a Level 3 approach using additional inputs to the valuation process. These inputs reflect market prices adjusted for normalized or non-distressed spreads on the bonds. As of December 31, 2009, the agency bonds, PCMOs and FHLB advance were valued under a Level 3 approach.

Interest income and expense is accounted for using the level yield method on the accrual basis of accounting. Changes in fair values associated with fluctuations in market values reported above are reported as "Trading activity and fair value adjustments" on the Consolidated Statements of Operations.

Certain financial and nonfinancial assets are measured at fair value on a nonrecurring basis in accordance with GAAP. Adjustments to the fair value of these assets usually result from the application of lower-of-cost-or-market accounting or write-downs of individual assets.

The following describes the valuation techniques used by Bankshares to measure certain financial and nonfinancial assets recorded at fair value on a nonrecurring basis in the financial statements:

Loans Held For Sale — Loans held for sale are carried at the lower of cost or market value. These loans currently consist of one-to-four family residential loans originated for sale in the secondary market. Fair value is based on the price secondary markets are currently offering for similar loans using observable market data, which is not materially different than cost due to the short duration between origination and sale (Level 2). As such, Bankshares records any fair value adjustments on a nonrecurring basis. No nonrecurring fair value adjustments were recorded on loans held for sale during the years December 31, 2009 and 2008. Gains and losses on the sale of loans are recorded within gain on residential mortgage loan sales on the consolidated statements of operations.

Impaired Loans — Loans are designated as impaired when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. The measurement of loss associated with impaired loans can be based on either the observable market price of the loan or the fair value of the collateral. Fair value is measured based on the value of the collateral securing the loans. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. The vast majority of the collateral is real estate. The value of real estate collateral is determined utilizing an income or market valuation approach based on an appraisal conducted by an independent, licensed appraiser outside of Bankshares using observable market data (Level 2). However, if the collateral is a house or building in the process of construction or if an appraisal of the real estate property is over two years old, then the fair value is considered to be Level 3. Impaired loans allocated to the Allowance for Loan Losses are measured at fair value on a nonrecurring basis. Any fair value adjustments are recorded in the period incurred as provision for loan losses on the consolidated statements of operations.

Other Real Estate Owned (OREO) — OREO is measured at fair value based on an appraisal conducted by an independent, licensed appraiser outside of Bankshares using observable market data (Level 2). However, if an appraisal of the real estate property is over two years old, then the fair value is considered to be Level 3.

The following table summarizes Bankshares' financial and nonfinancial assets that were measured at fair value on a nonrecurring basis during the period ending December 31, 2009.

	Carrying Value at December 31, 2009			
Description	**Carrying Value**	**Quoted Prices In Active Markets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Other Unobservable Inputs (Level 3)**
		(Dollars in thousands)		
Assets				
Impaired loans	$3,759	$—	$3,759	$—
Other real estate owned (OREO)	$7,875	$—	$7,875	$—
Loans held for sale	$1,983	$—	$1,983	$—

	Carrying Value at December 31, 2008			
Description	**Carrying Value**	**Quoted Prices In Active Markets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Other Unobservable Inputs (Level 3)**
		(Dollars in thousands)		
Assets				
Impaired loans	$ 4,895	$—	$ 4,895	$—
Other real estate owned (OREO)	$11,749	$—	$11,749	$—
Loans held for sale	$ 347	$—	$ 347	$—

The following describes the valuation techniques used by Bankshares to measure certain financial assets and liabilities not previously described in this note that are not recorded at fair value on a recurring or nonrecurring basis in the financial statements:

Cash, Due from Banks and Federal Funds Sold — The carrying amount is a reasonable estimate of fair value.

Loans Receivable — For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (e.g., one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for other loans (e.g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Restricted Stock — The fair value is considered to be cost based on the underlying redemption provisions of the instruments

Accrued Interest — The carrying amounts of accrued interest approximate fair value.

Deposit Liabilities — The fair values disclosed for demand deposits (e.g., interest and noninterest checking, statement savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-Term Borrowings — The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within ninety days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analysis based on Bankshares' current incremental borrowing rates for similar types of borrowing arrangements.

Trust Preferred Capital Notes — The fair value of Bankshares' Trust Preferred Capital Notes, which are discussed in Note 13, are estimated using discounted cash flow analyses based on Bankshares' current incremental borrowing rates for similar types of borrowing arrangements.

Off-Balance-Sheet Financial Instruments — The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The fair value of standby letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

	December 31, 2009		December 31, 2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and due from banks	$ 26,671	$ 26,671	$ 12,205	$ 12,205
Federal funds sold	2,970	2,970	5,050	5,050
Trading securities	7,460	7,460	82,584	82,584
Avalable-for-sale securities	145,031	145,031	67,998	67,998
Restricted stock	6,318	6,318	5,305	5,305
Loans, net	353,761	357,158	361,620	362,483
Loans held for sale	1,983	1,983	347	347
Accrued interest receivable	2,578	2,578	3,801	3,801
Financial liabilities:				
Noninterest-bearing deposits	$ 92,846	$ 92,846	$ 75,448	$ 75,448
Interest-bearing deposits	329,937	309,279	329,096	311,724
Interest-bearing deposits, at fair value	9,125	9,125	24,180	24,180
Short-term borrowings	47,290	47,013	40,711	40,255
FHLB advances	25,000	25,000	25,000	25,000
FHLB advances, at fair value	25,761	25,761	26,361	26,361
Trust Preferred Capital Notes	10,310	10,310	10,310	10,310
Accrued interest payable	1,772	1,772	3,348	3,348

Bankshares assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of Bankshares' financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to Bankshares. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate Bankshares' overall interest rate risk.

5. TRADING SECURITIES

The following table reflects our trading securities and effective yield on the instruments as of the dates indicated:

	December 31, 2009		December 31, 2008	
	Fair Value	Yield	Fair Value	Yield
Trading securities:				
U.S. government corporations and agencies	$3,536	5.08%	$70,333	4.15%
PCMOs	3,924	5.36%	12,251	5.42%
Total trading securities	$7,460	5.23%	$82,584	4.34%

At December 31, 2009 and 2008, trading securities with a carrying value of $4.6 million and $79.6 million, respectively, were pledged to secure repurchase agreements, Federal Home Loan Bank advances, public deposits and for other purposes required or permitted by law. Proceeds from sales and calls of trading securities were $68.3 million and $30.8 million for the years ended December 31, 2009 and 2008, respectively.

6. INVESTMENT SECURITIES

The amortized cost, unrealized holding gains and losses, and the fair value of investment securities at December 31, 2009 are summarized as follows:

	Amortized Cost	Unrealized		Fair Value
		Gains	Losses	
Available-for-sale securities:				
U.S. government corporations and agencies	$ 49,482	$ 536	$ (232)	$ 49,786
U.S. government agency CMOs	45,567	266	(216)	45,617
U.S. government agency MBS	10,251	214	(3)	10,462
PCMOs	21,884	299	(107)	22,076
Municipal securities	18,017	113	(1,040)	17,090
Total	$145,201	$1,428	$(1,598)	$145,031

The amortized cost, unrealized holding gains and losses, and the fair value of investment securities at December 31, 2008 are summarized as follows:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale securities:				
U.S. government corporations and agencies	$32,125	$1,104	$ —	$33,229
U.S. government CMOs	2,155	—	(3)	2,152
U.S. government agency MBS	8,594	42	(15)	8,621
PCMOs	6,441	516	—	6,957
Municipal securities	18,688	19	(1,668)	17,039
Total	$68,003	$1,681	$(1,686)	$67,998

There were no held-to-maturity investments as of December 31, 2009 or 2008.

The amortized cost and fair value of available-for-sale securities as of December 31, 2009, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without any penalties. Management expects these securities to prepay or be called prior to their contractual maturity.

	Amortized Cost	Fair Value
Due after one year through five years	$ 321	$ 334
Due after five years through ten years	45,942	46,170
Due after ten years	98,938	98,527
Total	$145,201	$145,031

Proceeds from sales and calls of securities available for sale were $61.6 million, $7.4 million and $9.9 million for the years ended December 31, 2009, 2008 and 2007, respectively. Gross gains of $1.5 million, $28 thousand and $88 thousand and gross losses of $41 thousand, $74 thousand and $38 thousand were realized on these sales during 2009, 2008 and 2007, respectively. The tax provision (benefit) applicable to the net realized gain (loss) amounted to $513 thousand, ($16) thousand and $17 thousand, respectively.

At December 31, 2009 and 2008, available-for-sale securities with a carrying value of $127.4 million and $21.8 million, respectively, were pledged to secure repurchase agreements, Federal Home Loan Bank advances, and public deposits and for other purposes required or permitted by law.

The following table is a presentation of the aggregate amount of unrealized loss in investment securities as of December 31, 2009 and 2008. The aggregate is determined by summation of all the related securities that have a continuous loss at year end, and the length of time that the loss has been unrealized is shown by terms of "less than 12 months" and "12 months or more." The fair value is the approximate market value as of year end.

	2009					
	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. government corporations and agencies	$28,243	$(232)	$ —	$ —	$28,243	$ (232)
U.S. government agency CMOs & PCMOs	33,650	(323)	—	—	33,650	(323)
U.S. government agency MBS	2,572	(3)	—	—	2,572	(3)
Municipal securities	7,792	(293)	4,104	(747)	11,896	(1,040)
Total temporarily impaired investment securities:	$72,257	$(851)	$4,104	$(747)	$76,361	$(1,598)

Bankshares' security portfolio is primarily comprised of fixed rate bonds, whose prices move inversely with interest rates. At the end of any accounting period, the portfolio may have both unrealized gains and losses. Unrealized losses within Bankshares' portfolio typically occur as market interest rates rise. Such unrealized losses are considered temporary in nature. Under ASC 320-10-35, *Debt and Equity Securities* (formerly FSP FAS No. 115-2 and FAS No. 124-2, *Recognition and Presentation of Other-Than-Temporary Impairments*), an impairment is considered "other than temporary" if any of the following conditions are met: Bankshares intends to sell the security, it is more likely than not that Bankshares will be required to sell the security before recovery of its amortized cost basis, or Bankshares does not expect to recover the security's entire amortized cost basis (even if the entity does not intend to sell). In the event that a security would suffer impairment for a reason that was "other than temporary," Bankshares would be expected to write down the security's value to its new fair value, and the amount of the writedown would be included in earnings as a realized loss

There are a total of 59 investment securities totaling $76.4 million that have an unrealized loss and considered temporarily impaired as of December 31, 2009. Management believes the unrealized losses noted in the table above are a result of current market conditions, interest rates and do not reflect on the ability of the issuers to repay the obligations. Bankshares does not intend to sell the investments and it is not likely that Bankshares will be required to sell the investments before recovery of the unrealized losses.

Bankshares' investment in Federal Home Loan Bank (FHLB) stock totaled $4.9 million at December 31, 2009. FHLB stock is generally viewed as a long term investment and as a restricted investments security which is carried at cost, because there is no market for the stock other than the FHLBs or member institutions. Therefore, when evaluating FHLB stock for impairment, its value is based on ultimate recoverability of the par value rather than by recognizing temporary declines in value. Despite the FHLB's temporary suspension of repurchases of excess capital stock in 2009, Bankshares does not consider this investment to be other-than-temporarily impaired as of December 31, 2009 and no impairment has been recognized.

	2008					
	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. government agency CMOs & PCMOs	$ 2,513	$ (3)	$ —	$ —	$ 2,513	$ (3)
U.S. government agency MBS	2,009	(15)	—	—	2,009	(15)
Municipal securities	15,151	(1,240)	1,424	(428)	16,575	(1,668)
Total temporarily impaired investment securities:	$19,673	$(1,258)	$1,424	$(428)	$21,097	$(1,686)

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of Bankshares to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. As of December 31, 2009 and December 31, 2008, management does not consider any of the unrealized losses to be other-than-temporarily impaired and no impairment charges have been recognized.

7. LOANS

Loans are summarized as follows at December 31:

	2009	2008
Real estate:		
Residential real estate	$110,449	$ 92,764
Commercial real estate	153,314	154,929
Construction	50,140	71,771
Total real estate	313,903	319,464
Commercial	40,585	44,409
Consumer	4,892	3,498
Gross loans	359,380	367,371
Less: allowance for loan losses	(5,619)	(5,751)
Net loans	$353,761	$361,620

As of December 31, 2009 and 2008, there were $139 thousand and $102 thousand respectively in checking account overdrafts that were reclassified on the balance sheet as loans.

8. ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses are summarized as follows for the year ended December 31:

	2009	2008	2007
Balance, beginning of year	$ 5,751	$ 6,411	$ 4,377
Provision for loan losses	2,995	4,724	5,824
Loans charged off	(3,294)	(6,014)	(3,847)
Recoveries of loans charged off	167	630	57
Net charge-offs	(3,127)	(5,384)	(3,790)
Balance, end of year	$ 5,619	$ 5,751	$ 6,411

Impaired loans and non-accrual loans are summarized as follows for the year ended December 31:

	2009	2008	2007
Impaired loans without a valuation allowance	$ 367	$ —	$ 1,310
Impaired loans with a valuation allowance	5,254	4,895	18,700
Total impaired loans	$5,621	$ 4,895	$20,010
Valuation allowance related to impaired loans	$1,495	$ 1,148	$ 2,163
Total loans past due 90 days and still accruing	$ —	$ 90	$ —
Average investment in impaired loans	$6,244	$27,975	$17,752
Interest income recognized on impaired loans	$ 269	$ 553	$ 1,296
Interest income recognized on a cash basis on impaired loans	$ 269	$ 553	$ 1,296

There were no non-accrual loans excluded from impaired loan disclosures as of December 31, 2009, 2008 and 2007. No additional funds are committed to be advanced in connection with impaired loans.

9. OTHER REAL ESTATE OWNED

The table below reflects Other Real Estate Owned (OREO) as of the periods indicated:

	Year Ended December 31,	
	2009	2008
Balance of beginning of year	$11,749	$ 4,277
Properties acquired at foreclosure	3,602	17,706
Capital improvements on foreclosed properties	55	915
Sales on foreclosed properties	(5,873)	(8,039)
Valuation adjustments	(1,658)	(3,110)
Balance at end of year	$ 7,875	$11,749

Expenses applicable to OREO include the following:

	Year Ended December 31,		
	2009	2008	2007
Net loss on sales of OREO	$ 33	$ 120	$—
Provision for losses	1,658	3,110	—
Operating expenses	671	759	60
Total OREO related expenses	$2,362	$3,989	$60

10. INTANGIBLE ASSETS AND GOODWILL

On December 29, 2009, Bankshares sold AIA, as a result of the sale Bankshares does not have any intangible assets or goodwill as of December 31, 2009. The table below reflects the net carrying amount for the intangible assets and goodwill balances for the insurance agencies, which were Bankshares' only intangible assets and goodwill, at December 31, 2008:

	Intangible Assets	Goodwill
	December 31, 2008	December 31, 2008
Balance, beginning of period	$2,667	$3,869
Amortization expense	(336)	—
Impairment charge	—	(300)
Balance, end of period	$2,331	$3,569

Goodwill related to the AIA acquisitions was tested for impairment on an annual basis or more frequently if events or circumstances warranted. In 2008, an impairment charge of $300 thousand was recorded.

11. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows at December 31:

	2009	2008
Leasehold improvements	$ 1,726	$ 1,300
Furniture, fixtures and equipment	5,461	5,084
	7,187	6,384
Less: accumulated depreciation and amortization	(5,149)	(4,496)
Premises and equipment, net	$ 2,038	$ 1,888

Depreciation and amortization charged to operations in 2009, 2008 and 2007 totaled $737 thousand, $805 thousand, and $821 thousand, respectively.

12. FEDERAL HOME LOAN BANK ADVANCES

As of December 31, 2009, we had a credit line of $127.0 million with the Federal Home Loan Bank of Atlanta. In order to borrow under the arrangement we secure the borrowings with investment securities and loans. As of December 31, 2009, we pledged available-for-sale investment securities and trading securities with a par value of $97.5 million and loans with a value of $207.1 million to facilitate current and future transactions.

Bankshares has two convertible advances, both of which have converted under the terms of the agreement with the FHLB. One advance is accounted for on a fair value accounting basis and one advance is accounted for on a cost basis.

At December 31, 2009 and December 31, 2008, the convertible FHLB advance accounted for on a cost basis had value of $25.0 million and matures in 2012. The weighted average interest rate on long-term FHLB advances accounted for on a cost basis was 0.31% and 2.21% as of December 31, 2009 and 2008, respectively. The advance was converted by FHLB in May 2008 from a fixed rate to a floating rate.

At December 31, 2009 and December 31, 2008, the convertible FHLB advance accounted for on a fair value accounting basis had a par value of $25.0 million and matures in 2021. The weighted average interest rate on long-term FHLB advances accounted for on a fair value basis was 3.99% and 1.42% as of December 31, 2009 and 2008, respectively. The advance was converted by the FHLB in February 2009 from a floating rate to a fixed rate.

13. TRUST PREFERRED CAPITAL SECURITIES OF SUBSIDIARY TRUST

On June 30, 2003, Bankshares' wholly-owned Delaware statutory business trust privately issued $10.0 million face amount of the trust's floating rate trust preferred capital securities (Trust Preferred Securities) in a pooled trust preferred capital securities offering. The trust issued $310 thousand in common equity to Bankshares. Simultaneously, the trust used the proceeds of the sale to purchase $10.3 million principal amount of Bankshares' floating rate junior subordinated debentures due 2033 (Subordinated Debentures). Both the Trust Preferred Securities and the Subordinated Debentures are callable at any time since June 30, 2008. The Subordinated Debentures are an unsecured obligation of Bankshares and are junior in right of payment to all present and future senior indebtedness of Bankshares. The Trust Preferred Securities are guaranteed by Bankshares on a subordinated basis. The Trust Preferred Securities are presented in the consolidated balance sheets of Bankshares under the caption "Trust Preferred Capital Notes." Bankshares records distributions payable on the Trust Preferred Securities as an interest expense in its consolidated statements of operations. The cost of issuance of the Trust Preferred Securities was approximately $300 thousand. This cost was amortized over a five year period from the issue date and has been fully amortized. The interest rate associated with the Trust Preferred Securities is 3 month LIBOR plus 3.15% subject to quarterly interest rate adjustments. Under the indenture governing the Trust Preferred Securities, Bankshares has the right to defer payments of interest for up to twenty consecutive quarterly periods. During the quarter ended September 30, 2009 and the quarter ended December 31, 2009, Bankshares elected to defer the interest payments due September 8, 2009 and December 8, 2009, as permitted under the indenture. The interest deferred under the indenture compounds quarterly at the interest rate then in effect. The base interest rate as of December 31, 2009 was 3.40% compared to 5.15% as of December 31, 2008.

All or a portion of Trust Preferred Securities may be included in the regulatory computation of capital adequacy as Tier 1 capital. Under the current guidelines, Tier 1 capital may include up to 25% of stockholders' equity excluding accumulated other comprehensive income (loss) in the form of Trust Preferred Securities. At December 31, 2009 and December 31, 2008, the entire amount was considered Tier 1 capital.

14. INCOME TAXES

Allocation of federal and state income taxes between current and deferred portions is as follows:

	2009	2008	2007
Current	$(2,425)	$(2,457)	$ (85)
Deferred tax expense (benefit)	102	(2,397)	(1,579)
Income tax (benefit)	$(2,323)	$(4,854)	$(1,664)

The reasons for the differences between the statutory federal income tax rate and the effective tax rate are summarized as follows:

	2009	2008	2007
Computed at the expected statutory rate	$(2,285)	$(4,717)	$(1,532)
Tax exempt income, net	(239)	(246)	(232)
Other	201	109	100
Income tax expense (benefit)	$(2,323)	$(4,854)	$(1,664)

Deferred Taxes. Bankshares has recorded a deferred tax asset for the period ended December 31, 2009. In accordance with ASC 740-10, *Income Taxes* (formerly SFAS No. 109, *Accounting for Income Taxes*), deferred tax assets are to be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The future realization of the tax benefit generated by net operating losses depends upon the existence of sufficient taxable income within the applicable carryback and carryforward periods. Bankshares periodically assesses the need to establish, increase, or decrease a valuation allowance for deferred tax assets.

Bankshares is in a three year cumulative loss position as of December 31, 2009. As a result of this position Bankshares hired an independent consultant to analyze our deferred tax position and to consider the need for the valuation allowance. The analysis considered various forms of positive and negative evidence in determining whether a valuation allowance is necessary and if so to what degree a valuation allowance is warranted. We considered positive evidence such as previous earnings patterns, the recent history of loan charge-offs, non-performing assets, OREO expenses, multiyear business projections and the potential realization of net operating loss, (NOL) carry forwards within the prescribed time periods. In addition, we considered tax planning strategies that would impact the timing and extent of taxable income. The projected performance metrics over the period of NOL recognition indicates that it is more likely than not that Bankshares will have sufficient taxable income to recognize the deferred tax assets as of December 31, 2009. As part of the projected performance analysis, we stressed tested the performance in several different scenarios. In all scenarios, Bankshares generated sufficient taxable income to recognize the deferred tax asset over a reasonable time horizon. Furthermore, the NOL embedded in the deferred tax assets is expected to be fully realized by 2013. Therefore, Bankshares has concluded that a valuation allowance for deferred tax assets is not necessary as of December 31, 2009.

The components of the net deferred tax assets and liabilities are as follows:

	2009	2008
Deferred tax assets:		
Bad debt expense	$1,911	$1,955
Deferred rent	25	32
Unrealized loss on available for sale securities	58	—
Depreciation and amortization	11	107
Other real estate owned	1,478	1,137
Net operating loss carryforward	1,625	1,405
Other	111	339
Fair value adjustment	532	1,017
	5,751	5,993
Deferred tax liabilities:		
Deferred loan costs, net	116	126
Other	41	228
	157	354
Net deferred tax assets	$5,594	$5,638

On November 6, 2009, a new law was enacted that changes the rules and regulations for NOL carrybacks for large corporations (as defined by the Internal Revenue Service (IRS)). The new rules allow for a carryback period of five years. Bankshares has filed the appropriate tax forms seeking a refund of $3.9 million. In early 2010, Bankshares received approximately $3.4 million of the refund the remaining amounts due are related to alternative minimum taxes and we anticipate a full refund of the alternative minimum taxes paid.

Bankshares files income tax returns in the U.S. federal jurisdiction and the state of Virginia. With few exceptions, Bankshares is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2006.

15. OPERATING EXPENSES

The components of other operating expenses for the years ended December 31, were as follows:

	2009	2008	2007
Business development	$ 557	$ 621	$ 704
Office expense	624	772	882
Bank operations expense	339	309	358
Data processing	828	796	723
Professional fees	1,775	1,832	1,748
FDIC insurance	2,239	605	168
Other	1,770	1,459	1,502
Total	$8,132	$6,394	$6,085

16. RELATED PARTY TRANSACTIONS AND LETTERS OF CREDIT

Bankshares grants loans and letters of credit to its executive officers, directors and their affiliated entities. These loans are made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated persons, and, in the opinion of management, do not involve more than normal risk or present other unfavorable features. The aggregate amount of such loans outstanding at December 31, 2009 and 2008 was approximately $2.5 million and $1.9 million, respectively. During 2009, new loans and line of credit advances to such related parties amounted to $1.3 million in the aggregate and payments amounted to $743 thousand in the aggregate.

Bankshares also maintains deposit accounts with some of its executive officers, directors and their affiliated entities. The aggregate amount of these deposit accounts at December 31, 2009 and 2008 amounted to $2.1 million and $2.5 million, respectively.

17. COMMITMENTS AND CONTINGENCIES

As a member of the Federal Reserve System, Bankshares is required to maintain certain average reserve balances. For the final weekly reporting period in the years ended December 31, 2009 and 2008, the aggregate amounts of daily average required balances were $11.2 million and $5.1 million, respectively.

In the normal course of business, there are outstanding various commitments and contingent liabilities, such as guarantees, commitments to extend credit, etc., which are not reflected in the accompanying consolidated financial statements. Bankshares does not anticipate losses as a result of these transactions. See Note 20 with respect to financial instruments with off-balance-sheet risk. Bankshares is obligated under several operating leases, with initial terms of three to ten years, for its office locations and branch sites.

Total rental expense for the occupancy leases for the years ended December 31, 2009, 2008 and 2007 was $2.0 million, $1.5 million, and $1.5 million, respectively. Bankshares also leases office equipment and vehicles pursuant to operating leases with various expiration dates. Total rental expense for office equipment and vehicles for the years ended December 31, 2009, 2008 and 2007 was $105 thousand, $183 thousand and $174 thousand, respectively.

Bankshares leases office space for nine of its branch locations and corporate headquarters location. These non-cancelable agreements, which expire through March 2019, in some instances require payment of certain operating charges. At December 31, 2009, minimum annual rental commitments under these leases (in thousands) are as follows:

2010	$ 1,927
2011	1,984
2012	1,902
2013	1,658
2014	1,358
Thereafter	3,609
Total	$12,438

Bankshares has made a decision to exit the Fredericksburg, Virginia market place and is actively attempting to sublease the facilities under various lease agreements in the Fredericksburg, Virginia market. Bankshares has recorded a liability of $182 thousand as of December 31, 2009 for the present value of the potential differential between the contractual rental obligations and potential subleasing income.

18. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental disclosures of cash flow information for the year ended December 31:

	2009	2008	2007
Supplemental Disclosures of Cash Flow Information:			
Interest paid during the year	$14,357	$16,082	$21,097
Income taxes paid during the year	$ —	$ —	$ 1,575
Supplemental Disclosures of Noncash Activities:			
Fair value adjustment for securities	$ (164)	$ 261	$ 3,798
Transfer of loans to foreclosed assets	$ 3,602	$17,706	$ 4,901

19. DEPOSITS

The aggregate amount of time deposits in denominations of $100 thousand or more at December 31, 2009 and 2008 was $59.1 million and $36.3 million, respectively. Brokered deposits totaled $137.4 million and $207.5 million at December 31, 2009 and 2008, respectively.

At December 31, 2009, the scheduled maturities of time deposits are as follows:

2010	$182,205
2011	69,731
2012	5,851
2013	1,547
2014	3,649
Total	$262,983

Bankshares has made a special effort to obtain deposits from title and mortgage loan closing companies. These balances represent a substantial portion of our non-interest bearing deposits, which creates a real estate industry concentration.

Certificates of deposit with a face value of $9.1 million and $23.7 million are carried at fair value of $9.1 million and $24.2 million as of December 31, 2009 and 2008, respectively.

20. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Bankshares, through its banking subsidiary, is party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

Bankshares' exposure to credit loss is represented by the contractual amount of these commitments. Bankshares follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2009 and 2008, the following financial instruments were outstanding whose contract amounts represent credit risk (in thousands):

	2009	2008
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$44,854	$44,794
Standby letters of credit	2,630	3,608

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Bankshares evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Bankshares, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which Bankshares is committed.

Standby letters of credit are conditional commitments issued by Bankshares to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Bankshares generally holds collateral supporting those commitments if deemed necessary.

At December 31, 2009, Bankshares had no rate lock commitments to originate mortgage loans and loans held for sale of $2.0 million. It is management's intent to enter into corresponding commitments, on a best-efforts basis, to sell these loans to third-party investors.

From time to time Bankshares will enter into forward purchase agreements for investment securities. These purchases generally will settle within 90 days of the end of the reporting period. As of December 31, 2009, Bankshares had no forward purchase commitments.

Bankshares maintains cash accounts and Federal funds sold in other commercial banks. The amount on deposit with correspondent institutions, including Federal funds sold at December 31, 2009, exceeded the insurance limits of the Federal Deposit Insurance Corporation by $3.0 million.

21. SIGNIFICANT CONCENTRATIONS

Substantially all of Bankshares' loans, commitments and standby letters of credit have been granted to customers located in the greater Washington, D.C. Metropolitan region, primarily in the Northern Virginia area. Bankshares' overall business includes a significant focus on real estate activities, including real estate lending, title companies and real estate settlement businesses. Commercial real estate loans are 42.7% of the total gross loan portfolio as of December 31, 2009 and total real estate loans are 87.3% of the total gross loan portfolio as of December 31, 2009. The impact of this concentration can create more volatility in our funding mix, especially during periods of declines in the real estate market, which can have an impact on organizational profitability.

22. EMPLOYEE BENEFITS

Bankshares has a 401(k) defined contribution plan covering substantially all full-time employees and provides that an employee becomes eligible to participate immediately on employment provided they are age 21 or older. Under the plan, a participant may contribute up to 15% of his or her covered compensation for the year, subject to certain limitations. Bankshares currently matches 50% of the first 2% of employee contributions up to 1%. In 2008 and 2007, Bankshares matched 50% of the first 6% of employee contributions up to 3%. Matching contributions totaled $45 thousand, $115 thousand and $146 thousand, for the years ended December 31, 2009, 2008 and 2007, respectively. Bankshares may also make, but is not required to make, a discretionary contribution for each participant. The amount of contribution, if any, is determined on an annual basis by the Board of Directors. No discretionary contributions were made by Bankshares during the years ended December 31, 2009, 2008 and 2007.

23. REGULATORY MATTERS

Federal and state banking regulations place certain restrictions on cash dividends paid and loans or advances made by the Bank to Bankshares. The total amount of dividends which may be paid at any date is generally limited to a portion of retained earnings as defined. As of December 31, 2009, no funds were available to be transferred from the banking subsidiary to the Parent Company, without prior regulatory approval. As of December 31, 2009, 2008 and 2007, no cash dividends were declared.

As a member of the Federal Reserve Bank system, the Bank is required to subscribe to shares of $100 par value Federal Reserve Bank stock equal to 6% of the Bank's capital and surplus. The Bank is only required to pay for one-half of the subscription. The remaining amount is subject to call when deemed necessary by the Board of Governors of the Federal Reserve.

Bankshares (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Bankshares' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Bankshares and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt correction action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require Bankshares and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2009 and 2008, that Bankshares and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2009, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank's category. Bankshares' and the Bank's actual capital amounts and ratios as of December 31, 2009 and 2008 are also presented in the table.

	Actual		Minimum Capital Requirement		Minimum to be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
As of December 31, 2009:						
Total Capital (to Risk Weighted Assets)						
Consolidated	$47,225	11.6%	$32,479	8.0%	N/A	N/A
Alliance Bank Corporation	$46,463	11.5%	$32,408	8.0%	$40,510	10.0%
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	$42,154	10.4%	$16,240	4.0%	N/A	N/A
Alliance Bank Corporation	$41,392	10.2%	$16,204	4.0%	$24,306	6.0%
Tier 1 Capital (to Average Assets)						
Consolidated	$42,154	7.1%	$23,874	4.0%	N/A	N/A
Alliance Bank Corporation	$41,392	7.0%	$23,661	4.0%	$29,576	5.0%
As of December 31, 2008:						
Total Capital (to Risk Weighted Assets)						
Consolidated	$46,630	10.9%	$34,326	8.0%	N/A	N/A
Alliance Bank Corporation	$45,987	10.7%	$34,266	8.0%	$42,833	10.0%
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	$41,271	9.6%	$17,163	4.0%	N/A	N/A
Alliance Bank Corporation	$40,628	9.5%	$17,133	4.0%	$25,700	6.0%
Tier 1 Capital (to Average Assets)						
Consolidated	$41,271	7.6%	$22,172	4.0%	N/A	N/A
Alliance Bank Corporation	$40,628	7.4%	$21,906	4.0%	$27,382	5.0%

24. STOCK OPTION PLAN

Effective June 30, 1999, as amended on May 28, 2003 and June 22, 2005, Bankshares established an incentive and non-qualified stock option plan called Alliance Bankshares Corporation 1999 Stock Option Plan (1999 Plan). The 1999 Plan is administered by the Board of Directors of Bankshares acting upon recommendations made by the Compensation Committee appointed by the Board. The 1999 Plan is currently authorized to grant a maximum of 1,143,675 shares to directors, key employees and consultants. The options are granted at the fair market value of Bankshares common stock at the date of grant. The term of the options shall not exceed ten years from the date of grant. The options vest on a schedule determined by the Compensation Committee based on financial performance criteria.

Effective June 13, 2007, Bankshares established a new incentive stock option plan called Alliance Bankshares Corporation 2007 Incentive Stock Plan (2007 Plan). The 2007 Plan is administered by the Compensation Committee appointed by the Board. The maximum number of shares authorized is 200,000 common shares. The 2007 Plan permits the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and stock awards to employees, non-employee directors and non-employee service providers. The options are granted at the fair market value of Bankshares common stock at the date of grant. The term of the options shall not exceed ten years from the date of grant. The options vest on a schedule determined by the Compensation Committee based on financial performance criteria.

The 1999 Plan and the 2007 Plan are summarized in the following tables.

The fair value of each grant is estimated at the grant date using the Black-Scholes Option-Pricing Model with the following weighted average assumptions:

	December 31,		
	2009	2008	2007
Dividend yield	0.00%	0.00%	0.00%
Expected life	5.00 years	5.00 years	6.69 years
Expected volatility	55.86%	25.27%	21.92%
Risk-free interest rate	2.00%	3.33%	4.42%

The expected volatility is based on historical volatility. The risk-free interest rates for the periods within the contractual life of the awards are based on the U.S. Treasury yield curve in effect at the time of the grant. The expected life is based on historical exercise experience. The dividend yield assumption is based on Bankshares' history and expectation of dividend payouts.

A summary of the status of Bankshares stock option plan is presented below:

	2009			2008		2007	
	Number of Shares	Weighted Average Exercise Price	Average Intrinsic* Value	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at January 1	898,998	$ 9.57		932,667	$ 9.80	858,281	$ 8.96
Granted	31,000	2.21		9,000	2.99	207,000	11.47
Forfeited	(1,725)	13.04		(42,669)	13.12	(36,223)	14.50
Exercised	—	—		—	—	(96,391)	4.18
Expired	(241,681)	3.87		—	—	—	—
Outstanding at December 31	684,005	$11.27	$—	898,998	$ 9.57	932,667	$ 9.80
Exercisable at end of year	515,235	$11.89	$—	680,570	$ 8.94	650,958	$ 8.76
Weighted-average fair value per option of options granted during the year	$ 0.89			$ 0.87		$ 3.99	

* *The aggregate intrinsic value of a stock option in the table above represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holders had all option holders exercised their options on December 31, 2009. This amount changes based on changes in the market value of Bankshares' stock. The fair value (present value of the estimated future benefit to the option holder) of each option grant is estimated on the date of grant using the Black-Scholes option pricing model.*

The status of the options outstanding at December 31, 2009 is as follows:

Options Outstanding			Options Exercisable	
Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
10,350	2 years	$ 4.25	10,350	$ 4.25
53,389	3 years	$ 4.61	53,389	$ 4.61
139,581	4 years	$ 9.56	139,581	$ 9.56
136,275	5 years	$16.39	136,275	$16.39
102,235	6 years	$13.94	102,235	$13.94
5,175	7 years	$16.28	3,105	$16.28
197,000	8 years	$11.36	68,950	$11.36
9,000	9 years	$ 2.99	1,350	$ 2.99
31,000	10 years	$ 2.21	—	$ —
684,005	5.9 years	$11.27	515,235	$11.89

25. EARNINGS (LOSS) PER SHARE

The earnings per share, basic and diluted for the years ended December 31, 2009, 2008 and 2007 were based on average shares of 5,106,819, 5,106,819 and 5,386,187. Average shares of 782,736, 915,558 and 459,240 have been excluded from the earnings (loss) per share calculation for 2009, 2008 and 2007, respectively, because their effects were anti-dilutive.

26. PARENT ONLY FINANCIAL INFORMATION

ALLIANCE BANKSHARES CORPORATION
(Parent Corporation Only)

Balance Sheets
December 31, 2009 and 2008

	2009	2008
Assets		
Cash	$ 424	$ 301
Investment in subsidiaries	42,372	46,525
Other assets	878	746
Total assets	$ 43,674	$47,572
Liabilities		
Trust preferred capital notes	$ 10,310	$10,310
Other liabilities	230	95
Total liabilities	$ 10,540	$10,405
Stockholders' Equity		
Common stock	$ 20,427	$20,427
Capital surplus	25,835	25,364
Retained earnings (deficit)	(13,016)	(8,620)
Accumulated other comprehensive (loss), net	(112)	(4)
Total stockholders' equity	$ 33,134	$37,167
Total liabilities and stockholders' equity	$ 43,674	$47,572

ALLIANCE BANKSHARES CORPORATION
(Parent Corporation Only)

Statements of Operations
For the Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Interest Income	$ 13	$ —	$ —
Expenses			
Interest expense	$ 415	$ 671	$ 929
Professional fees	54	51	195
Other expense	76	98	108
Total expense	$ 545	$ 820	$ 1,232
Loss before income tax (benefit) and undistributed (loss) of subsidiaries	$ (532)	$ (820)	$(1,232)
Income tax (benefit)	(181)	(278)	(419)
Loss before undistributed (loss) of subsidiaries	$ (351)	$ (542)	$ (813)
Undistributed (loss) of subsidiaries	(4,045)	(8,478)	(2,031)
Net (loss)	$(4,396)	$(9,020)	$(2,844)

ALLIANCE BANKSHARES CORPORATION
(Parent Corporation Only)

Statements of Cash Flows
For the Years Ended December 31, 2009, 2008 and 2007

	2008	2008	2007
Cash Flows from Operating Activities			
Net (loss)	$(3,725)	$(9,461)	$(3,543)
Net income (loss) from discontinued operations	(671)	441	699
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:			
Undistributed (income) loss of subsidiaries	4,045	8,478	2,031
Stock-based compensation expense	471	282	282
Increase in other assets	(132)	(15)	(132)
Increase in accrued expenses	135	7	498
Net cash provided by (used in) operating activities	123	(268)	(165)
Cash Flows from Financing Activities			
Net proceeds from issuance of common stock	—	—	588
Common stock repurchased	—	—	(6,693)
Net cash (used in) financing activities	—	—	(6,105)
Cash and Cash Equivalents			
Net increase (decrease) in Cash and Cash Equivalents	123	(268)	(6,270)
Beginning of Year	301	569	6,839
End of Year	$ 424	$ 301	$ 569

27. SEGMENT REPORTING

On December 29, 2009, Bankshares sold AIA, thus discontinuing our insurance agency segment. Thus Bankshares had no reportable segments compared to multiple reportable segments in 2008 and 2007.

Revenues from commercial banking operations consist primarily of interest earned on loans, investment securities, trading account assets and fees from deposit services. Mortgage banking operating revenues consist principally of interest earned on mortgage loans held for sale, gains on sales of loans in the secondary mortgage market and loan origination fee income. Insurance agency revenues consist of property and casualty commissions, contingency commissions and employee benefits commissions.

The commercial banking segment provides the mortgage banking segment with the short term funds needed to originate mortgage loans through a warehouse line of credit and charges the mortgage banking segment interest based on a premium over its cost to borrow funds. These transactions were eliminated in the consolidation process in 2007.

On December 27, 2006, Bankshares announced it would no longer offer mortgage banking operations via AHF mortgage banking unit. Alliance Bank Mortgage Division (ABMD) was created as a small team of bankers servicing clients and some additional third party business within the Bank. As the business of AHF winds down the volume of loans originated was reduced. Management made the strategic decision to incorporate mortgage activities into the bank's overall loan department. The 2009 and 2008 results are included in the Bank results as this is a small component of the overall bank results.

The following table present segment information for the year ended December 31, 2007:

	2007			
	Commercial Banking	Mortgage Banking	Eliminations	Consolidated Totals
Revenues:				
Interest income	$ 38,330	$ 441	$ (419)	$ 38,352
Gain on sale of loans	—	1,059	—	1,059
Insurance commissions	—	—	—	
Net loss on trading activities	(2,672)	—	—	(2,672)
Other	524	—	—	524
Total operating income	36,182	1,500	(419)	37,263
Expenses:				
Interest expense	20,880	419	(419)	20,880
Provision for loan loss	5,824	—	—	5,824
Salaries and employee benefits	6,489	737	—	7,226
Other	8,435	469	—	8,904
Total operating expenses	41,628	1,625	(419)	42,834
Income (loss) before income taxes	$ (5,446)	$ (125)	$ —	$ (5,571)
Total assets	$541,198	$2,621	$(4,514)	$539,305
Capital expenditures	$ 546	$ —	$ —	$ 546

28. SUBSEQUENT EVENTS

Bankshares evaluated subsequent events that occurred after the balance sheet date, but before the financial statements are issued. There are two types of subsequent events (1) recognized, or those that provide additional evidence about conditions that existed at the date of the balance sheet, including estimates inherent in the process of preparing financial statements, and (2) nonrecognized, or those that provided evidence about conditions that did not exist at the date of the balance sheet but arose after that date.

On January 28, 2010, the Board of Directors named a new Interim President and Chief Executive Officer. On May 4, 2010, the Board of Directors named the Interim President and Chief Executive Officer to the permanent position of President and Chief Executive Officer. The Bank is responsible for the remaining portion of the prior President and Chief Executive Officer's employment contract. It is anticipated that the Bank will owe the prior President and Chief Executive Officer compensation of approximately $364 thousand or 15 months of compensation.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. Bankshares has disclosure controls and procedures to ensure that the information required to be disclosed in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC rules and regulations, and that such information is accumulated and communicated to Bankshares' management, including Bankshares' Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Bankshares' management evaluated, with the participation of its Chief Executive Officer and the Chief Financial Officer, the effectiveness of Bankshares' disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Bankshares' disclosure controls and procedures were not effective as of December 31, 2009 solely because Bankshares did not file this Annual Report on Form 10-K on a timely basis as a result of requiring additional time to research and complete certain disclosures contained in this Annual Report.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that Bankshares' disclosure controls and procedures will detect or uncover every situation involving the failure of persons within Bankshares or its subsidiary to disclose material information required to be set forth in Bankshares' periodic reports.

Management's Report on Internal Control over Financial Reporting. Bankshares' management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act).

Because of its inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of Bankshares' internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework.* Based on our assessment, management believes that, as of December 31, 2009, Bankshares' internal control over financial reporting was effective based on those criteria.

This annual report does not include an attestation report of Bankshares' registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by Bankshares' registered public accounting firm pursuant to temporary rules of the SEC that permit Bankshares to provide only management's report in this annual report.

Changes in Internal Controls. There were no changes in Bankshares' internal control over financial reporting during Bankshares' quarter ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, Bankshares' internal control over financial reporting.

Alliance Bankshares Corporation
Directors

Name	Principal Occupation	Title & Employer
William M. Drohan Chairman of the Board	Association management	President Drohan Management Group
George S. Webb Vice Chairman of the Board	Retired Home Builder	Retired
Robert G. Weyers Vice Chairman of the Board	Retired Commercial Contractor	Retired
William E. Doyle, Jr.	Bank Executive Officer	President & CEO Alliance Bankshares Corporation, Alliance Bank Corporation
Oliver T. Carr, III	Commercial real estate management	President & CEO Carr Properties
Donald W. Fisher, PhD	Association Executive	President & CEO American Medical Group Association
Lawrence N. Grant	Insurance agent	Founder Independent Insurance Center, Inc.
Serina Moy	CPA	Principal Moy, Cheung & Company

Officers & Directors

Officers

William E. Doyle, Jr. President & Chief Executive Officer
Paul M. Harbolick, Jr. Executive Vice President & Chief Financial Officer
Frank H. Grace III Executive Vice President
Craig W. Sacknoff Executive Vice President
John B. McKenney III Chief Credit Officer & Senior Vice President
Kevin A. Dodson Senior Vice President
Phillip D. Fowler Senior Vice President
Kathy L. Harbold Senior Vice President
Karen L. Laughlin Senior Vice President
Noel P. Murphy Senior Vice President
Jean S. Nelson-Houpert Senior Vice President
Wonju Song Senior Vice President
Donna J. Anderson Vice President
Pablo L. Buitrago Vice President
Jose' A. Castillo Vice President
Brandy L. Jacoby Smith Vice President
Gertrude A. Kwabi-Addo Vice President
Sharon K. McGinley Vice President
Douglas R. Myers Vice President
Douglas R. Peterson Vice President
Jessica E. Sinnott Vice President
Donna L. Smith Vice President
Pandora N. Wenner Vice President
Jeremy C. Behling Assistant Vice President
Derwin E. Cherry Assistant Vice President

Officers **Continued**

Nicole B. Faddoul Assistant Vice President
Kyla S. Ferrell Assistant Vice President
Shannon D. Gibbs Assistant Vice President
Tracy M. Grygotis Assistant Vice President
Juan C. Guerra Assistant Vice President
Daniel L. Hampton Assistant Vice President
Tristan W. Hawkins Assistant Vice President
Anne A. Hoback Assistant Vice President
Christopher A. Mullings Assistant Vice President
Margaret T. Prescott Assistant Vice President
David M. Rector Assistant Vice President
Elfie Crawford Bank Officer
Stacy J. R. Hall Bank Officer
Christina R. Hjelmquist Bank Officer
Christina M. Houtz Bank Officer
Colleen B. Hube Bank Officer
Joan E. Liszka Bank Officer
Rosalie M. White Bank Officer

Directors

William M. Drohan Chairman of the Board
George S. Webb Vice Chairman of the Board
Robert G. Weyers Vice Chairman of the Board
Oliver T. Carr, III
William E. Doyle, Jr.
Donald W. Fisher, Ph.D.
Lawrence N. Grant
Serina Moy

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Alliance has conveniently located branches throughout Northern Virginia.



LEESBURG
HERNDON
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WASHINGTON DULLES
INTERNATIONAL AIRPORT
CHANTILLY
TYSONS
CORNER
VIENNA
FALLS
CHURCH
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WASHINGTON, DC
FAIRFAX
FAIRFAX
CITY
ANNANDALE
ALEXANDRIA
MANASSAS PARK
MANASSAS
SPRINGFIELD
FREDERICKSBURG
270
66
495
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95


Alliance
BankShares

14200 Park Meadow Drive
Suite 200 South
Chantilly, Virginia 20151

703.814.7200

www.alliancebankva.com

NASDAQ: ABVA


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